Exhibit 99.2

2016

HALF-YEAR FINANCIAL REPORT

CONTENTS

HALF-YEAR MANAGEMENT REPORT

A/ Significant events of the first half of 2016	42
B/ Events subsequent to June 30, 2016	48
C/ Consolidated financial statements for the first half of 2016	49
D/ Risk factors and related party transactions	77
E/ Outlook	77
F/ Appendix —Definition of Financial Indicators	79
G/ Appendix — Research and Development Pipeline	82

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2	HALF-YEAR MANAGEMENT REPORT

A/ Significant events of the first half of 2016

A.1. PHARMACEUTICALS

A.1.1. Acquisitions and alliances

•

On January 11, 2016, Sanofi announced a collaboration and licensing agreement in immuno-oncology with Innate Pharma. Under the terms of the licensing agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the collaboration. Innate Pharma will be eligible for up to €400 million in development and commercial milestone payments, and for royalties on net sales.

•

Also on January 11, 2016, Sanofi and Warp Drive Bio (Warp Drive) announced that they had extended and reshaped their existing collaboration utilizing Warp Drive’s proprietary SMART™ (Small Molecule Assisted Receptor Targeting) and Genome Mining platforms to discover novel oncology therapeutics and antibiotics. Under the terms of the agreement, Warp Drive will lead the research collaboration for a period of five years and Sanofi will receive worldwide exclusive licenses to develop and commercialize the candidates discovered during the research term. Warp Drive is eligible for cumulative payments in excess of $750 million from Sanofi across four collaboration programs, to include an equity investment by Sanofi; research, clinical trial, and regulatory milestones; and research and development services.

•

On March 16, 2016, Sanofi and DiCE Molecules announced a five-year global collaboration to discover potential new therapeutics for up to 12 targets that encompass all disease areas of strategic interest to Sanofi. The partnership between Sanofi and DiCE represents a unique R&D commitment to small molecule discovery. DiCE’s directed chemical evolution platform is expected to shorten drug development timelines through the rapid and efficient discovery of a greater breadth of molecules for each target in the collaboration. The collaboration provides for funding in excess of $50 million in equity, upfront fees, target exclusivity fees, technology access fees and research services, along with up to $184 million in research, clinical development and regulatory milestone payments per target, and royalty payments based on any future annual net sales of each compound developed by Sanofi.

•

On April 28, 2016, Sanofi sent a letter to Medivation, Inc. (Medivation) offering to acquire Medivation for $52.50 per share. Medivation is a biopharmaceutical company with one marketed prostate cancer therapy (Xtandi®) and two other oncology assets in clinical development. Following Medivation’s rejection of the offer, Sanofi commented on April 29, 2016 that the combination would represent a compelling strategic and financial opportunity to drive immediate and certain value for the shareholders and employees of both companies, as well as for patients and healthcare professionals. In mid-June 2016, Sanofi filed consent solicitation materials seeking to remove and replace each member of Medivation’s Board of Directors (for subsequent developments, see “B. – Events subsequent to June 30, 2016” below).

•

On June 27, 2016, Sanofi and Boehringer Ingelheim announced that they had signed contracts to secure the strategic transaction involving the exchange of Sanofi’s animal health business (Merial) and Boehringer Ingelheim’s consumer healthcare (CHC) business (see “A.3. – Animal Health” below).

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A.1.2. Filings for marketing authorization for new products

•

On January 8, 2016, Sanofi and Regeneron Pharmaceuticals Inc. (Regeneron) announced that the U.S. Food and Drug Administration (FDA) had accepted for review the Biologics License Application (BLA) for sarilumab. Under the Prescription Drug User Fee Act (PDUFA), the target action date is October 30, 2016. Sarilumab is an investigational human monoclonal antibody directed against the IL-6 receptor that is intended for the treatment of patients with active, moderate-to-severe rheumatoid arthritis[1]. IL-6 is the most abundant cytokine in the serum and synovial fluid of patients with rheumatoid arthritis and levels correlate with both disease activity and joint destruction[2].

•

On May 25, 2016, the FDA’s Endocrinologic and Metabolic Drugs Advisory Committee (EMDAC) recommended approval of New Drug Applications (NDAs) for (i) the investigational fixed-ratio combination of basal insulin glargine 100 Units/mL with the lixisenatide (LixiLan3) and (ii) the investigational drug lixisenatide (AdlyxinTM), for the treatment of adults with type 2 diabetes. The NDAs for AdlyxinTM and LixiLan are undergoing FDA review, with decisions anticipated in July and August 2016, respectively (for subsequent developments, see section “B. – Events subsequent to June 30, 2016” below). Lixisenatide is already approved in more than 60 countries worldwide under the proprietary name Lyxumia®. The fixed-ratio combination of insulin glargine 100 Units/mL with lixisenatide was also submitted for regulatory review in the European Union in March 2016.

A.1.3. Research and Development

For an update on our research and development (R&D) pipeline, refer to the appendix in Section G of this half-year management report.

The principal clinical trial results announced during the first half of 2016 were as follows:

•

On March 3, 2016, Sanofi and its Sanofi Genzyme specialty care global business unit presented data from NEO1, a Phase I/II clinical study evaluating the investigational novel enzyme replacement therapy neoGAA in 24 patients with late-onset Pompe disease. The safety and efficacy data from this study, which were presented at WORLD Symposium 2016 in San Diego, support further clinical development of the therapy. Sanofi Genzyme has begun enrolling patients in a pivotal Phase III trial for neoGAA.

•

On March 11, 2016, Sanofi and Regeneron announced that a Phase III monotherapy study had met its primary endpoint demonstrating that sarilumab was superior to adalimumab (marketed by AbbVie as HUMIRA®) in improving signs and symptoms in patients with active rheumatoid arthritis at week 24. The study (SARIL-RA-MONARCH) also met important secondary endpoints including other measures assessing improvements in signs and symptoms of rheumatoid arthritis and physical function. Sarilumab is an investigational human IL-6 receptor antibody.

•

On March 23, 2016, Sanofi and Regeneron announced positive results from the Phase III ODYSSEY ESCAPE trial evaluating Praluent® (alirocumab) Injection in patients with an inherited form of high cholesterol known as heterozygous familial hypercholesterolemia (HeFH) whose cholesterol levels required weekly or bi-weekly apheresis therapy. The trial met its primary endpoint, demonstrating that patients who added Praluent® to their existing treatment regimen significantly reduced the frequency of their apheresis therapy by 75% compared to placebo (p<0.0001); 63% of patients treated with Praluent® no longer required apheresis, compared to 0% of placebo patients. Apheresis is a procedure where bad (LDL) cholesterol is removed from the blood, in a process similar to kidney dialysis.

[1]

Huizinga TWJ, Fleischmann RM, Jasson M, et al. “Sarilumab, a fully human monoclonal antibody against IL-6Ralpha in patients with rheumatoid arthritis and an inadequate response to methotrexate: efficacy and safety results from the randomized SARIL-RA-MOBILITY Part A trial.” Annals of Rheumatic Diseases 2014; 73(9): 1626-1634.

[2]	Dayer JM, et al. Rheumatology (Oxford). 2010;49(1):15-24. 3. Rose-John S, et al. J Leukoc Biol. 2006;80(2):227-236.
[3]	LixiLan is the project name, and is not intended to be the name under which the product will ultimately be sold.

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•

On April 1, 2016, Sanofi and Regeneron announced that two placebo-controlled Phase III studies evaluating investigational dupilumab in adult patients with inadequately controlled moderate-to-severe atopic dermatitis had met their primary and key secondary endpoints. In the studies (LIBERTY AD SOLO 1 and SOLO 2), treatment with dupilumab as monotherapy significantly improved measures of overall disease severity, skin clearing, itching, quality of life, and mental health.

•

On June 6, 2016, Sanofi and Regeneron announced that LIBERTY AD CHRONOS, a one-year Phase III study evaluating investigational dupilumab, had met its primary and secondary endpoints. In the study, dupilumab with topical corticosteroids (TCS) was compared to TCS alone in adult patients with moderate-to-severe atopic dermatitis. Patients enrolled in the study were inadequately controlled by topical TCS with or without topical calcineurin inhibitor. Dupilumab with TCS significantly improved measures of overall disease severity at 16 and 52 weeks, when compared to placebo with TCS.

•

On June 12, 2016, Sanofi announced results from the pivotal Phase III LixiLan-O and LixiLan-L clinical trials with an investigational titratable fixed-ratio combination of basal insulin glargine 100 Units/mL and the GLP-1 receptor agonist lixisenatide in adults with type 2 diabetes. Both studies met their primary endpoints, demonstrating statistically superior reduction of HbA1c (average blood glucose over the previous three months) with the titratable fixed-ratio combination versus comparators (lixisenatide and insulin glargine 100 Units/mL, respectively).

The principal decisions taken during the first half of 2016 in terms of project development were as follows:

•

The Data Monitoring Committee (DMC) of the ODYSSEY OUTCOMES study evaluating Praluent® has completed the first interim analysis based on unblinded study data. In addition to the review of the safety data, the DMC performed a futility assessment and recommended the study continue with no changes. Sanofi remains blinded to the actual results of this analysis. The second interim analysis for futility and overwhelming efficacy could potentially take place in the second half of 2016 once 75% of the targeted number of primary events have occurred.

•	SAR422459, a gene therapy targeting ABC4A, entered Phase IIa in Stargardt’s disease, a rare eye condition.

•	SAR439684, a PD-1 inhibitor (developed in collaboration with Regeneron), entered Phase II in advanced phase squamous cell cutaneous carcinoma.

•

In light of results from the FIRSTANA Phase III study comparing Jevtana® (cabazitaxel) with Taxotere® (docetaxel) in patients with hormone refractory metastatic prostate cancer who had not previously received chemotherapy, it was decided not to submit Jevtana® as a first line therapy. The results from the study failed to demonstrate the level of benefit needed to support this new indication. Jevtana® is currently used as a second line therapy, and the FIRSTANA study was carried out to meet FDA post-marketing requirements.

•	It has been decided to discontinue development of SAR438544, a stable glucagon analog, in diabetes.

A.1.4. Investments

•

On April 19, 2016, Sanofi announced a €300 million investment to expand its site in Geel, Belgium. This investment reflects Sanofi’s commitment to driving the future of biologics by adding new manufacturing and commercial capacity to maintain quality and scale up production. The expansion will support Sanofi’s pipeline of monoclonal antibodies. Over 8,000m² of extra manufacturing floor space will be added to the site’s state-of-the-art facilities, increasing overall production capacity and enabling diversification into other drugs and therapeutic areas. In support of this expansion, Sanofi intends to recruit highly-skilled biotechnology professionals.

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A.2. HUMAN VACCINES (Vaccines)

A.2.1. Vaccines operations in Europe

•

On March 8, 2016, Sanofi Pasteur and MSD (known as Merck in the United States and Canada) announced their intention to end Sanofi Pasteur MSD, their joint venture in vaccines, in order to pursue their own distinct growth strategies in Europe. Sanofi Pasteur MSD, owned on a 50/50 basis by Sanofi Pasteur and MSD, was created in 1994 to develop and commercialize vaccines originating from both companies’ pipelines. Over the past twenty years, Sanofi Pasteur MSD has launched numerous innovative vaccines originating from Sanofi Pasteur and MSD’s development pipelines, addressing key unmet medical needs and helping to protect millions of lives. Sanofi Pasteur and MSD expect the project to be completed by the end of 2016, subject to local labor laws and regulations and regulatory approvals.

A.2.2. Partnership

•

On January 14, 2016, Sanofi Pasteur (Sanofi’s vaccines division) signed an agreement to partially fund the Human Vaccines Project, a non-profit, public-private global consortium bringing together leading academic researchers and industrial partners to solve key issues impeding vaccine/immunotherapy development by decoding the human immune system. Sanofi Pasteur is supporting the project by providing research funding to oversee, coordinate and conduct the scientific and administrative activities of the Human Vaccines Project Research Program during 2016. The funds will be used by the project to launch and execute pilot studies, build partnerships with and across the stakeholder community, and set up the infrastructure and operational support needed for the Human Vaccines Project Research Program.

A.2.3. Filings for marketing authorization for new products

•	PR5i (DTP-HepB-Polio-Hib), a new hexavalent pediatric vaccine, was approved in the European Union in February.

A.2.4. Research and Development

•	On February 2, 2016, Sanofi Pasteur announced the launch of a vaccine research and development project targeting the prevention of Zika virus infection and disease.

•	Men Quad TT, a second generation combined ACYW meningococcal vaccine indicated for a broader population (children to seniors), has entered Phase III.

A.2.5. Other matters

•

On April 15, 2016, Sanofi and Sanofi Pasteur announced that the Strategic Advisory Group of Experts on Immunization (SAGE) had issued recommendations to the World Health Organization (WHO) on the use of Dengvaxia® dengue vaccine. SAGE advised that countries with high dengue transmission consider introducing the vaccine as part of an integrated disease prevention strategy including vector control to effectively lower their dengue disease burden. Successful introduction of dengue immunization alongside other prevention efforts should help endemic countries to achieve the WHO objectives of reducing dengue morbidity by 25% and mortality by 50% by 2020.

A.3. ANIMAL HEALTH

On June 27, 2016, Sanofi and Boehringer Ingelheim announced that they had signed contracts to secure the strategic transaction initiated in December 2015 involving the exchange of Sanofi’s animal health business (Merial) and Boehringer Ingelheim’s consumer healthcare (CHC) business. This step marks a major milestone towards the closing of the transaction, which is expected by end 2016 and remains subject to approval by regulatory authorities in the relevant territories. Integration of the respective businesses would start after closing, with Boehringer Ingelheim’s

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CHC business (valued at €6.7 billion) transferred to Sanofi, and Merial (valued at €11.4 billion) transferred to Boehringer Ingelheim. The transaction includes a gross payment of €4.7 billion from Boehringer Ingelheim to Sanofi to reflect the difference between the value of the two businesses. Taking into account the expected contribution from the acquired CHC business, the progressive implementation of synergies and the use of part of the net proceeds for a share repurchase program, Sanofi expects that overall the transaction will be business EPS neutral in 2017 and accretive thereafter. Under the terms of the transaction, Sanofi would integrate Boehringer Ingelheim’s CHC business in all countries except China. Combined CHC sales would amount to approximately €4.9 billion1 based on 2015 global sales. Thanks to the addition of a highly complementary product and brand portfolio, Sanofi would enhance its positions in several of its strategic categories – Pain Care, Allergy Solutions, Cough & Cold Care, Feminine Care, Digestive Health and Vitamins, Minerals and Supplements. The two companies have reviewed and discussed the details of the transaction, including the exact scope of the exchange and compliance with regulatory requirements. In recent months, Boehringer Ingelheim and Sanofi have also been in close consultation with the relevant employee representative bodies in France and Germany and with the appropriate regulatory authorities to lay the groundwork for a successful completion of the exchange. In accordance with their commitment when negotiations began, the companies have agreed that Lyon (France) and Toulouse (France) would be key operational centers for Boehringer Ingelheim’s Animal Health business, including the commercial operations, R&D and manufacturing facilities at Lyon production site in Toulouse. As the U.S. market is an important part of Merial’s business, Boehringer Ingelheim will pay particular attention to sustaining the momentum of Merial’s U.S. operations. Germany would become a key center of Sanofi’s CHC business, especially in the Digestive Health and Cough & Cold segments where the existing Boehringer Ingelheim teams are particularly strong.

A.4. OTHER SIGNIFICANT EVENTS OF THE FIRST HALF OF 2016

A.4.1. Corporate governance

•

On May 4, 2016, the Annual General Meeting of Sanofi shareholders was held in Paris. All of the resolutions submitted to the vote were adopted. The meeting approved a cash dividend of €2.93 per share, payable on May 12, 2016. It also approved the appointment of Diane Souza and Thomas Südhof as independent directors, and the reappointment of Laurent Attal, Claudie Haigneré and Carole Piwnica as directors, to serve for a four-year term expiring at the Annual General Meeting called to approve the 2019 financial statements. Following the General Meeting, the new Board of Directors has 13 members, 6 of whom are women and the vast majority of whom are independent. The Board meeting that followed the Annual General Meeting appointed Diane Souza as a member of the Compensation Committee.

•

On May 23, 2016, Olivier Brandicourt MD, Sanofi’s Chief Executive Officer, announced a number of changes to the Executive Committee in line with the strategic road map for 2020 unveiled in November 2015. With effect from June 1, 2016, the Executive Committee (chaired by Olivier Brandicourt) will comprise:

•	Olivier Charmeil, Executive Vice President and General Manager, General Medicines and Emerging Markets

•	Jérôme Contamine, Executive Vice President, Chief Financial Officer

•	Peter Guenter, Executive Vice President and General Manager, Diabetes & Cardiovascular

•	Carsten Hellmann, Executive Vice President and General Manager of Merial (until December 31, 2016)

•	Karen Linehan, Executive Vice President, Legal Affairs and General Counsel

•	David Loew, Executive Vice President and General Manager of Sanofi Pasteur

•	Philippe Luscan, Executive Vice President, Global Industrial Affairs

•	Muzammil Mansuri, Executive Vice President, Strategy & Business Development

•	David Meeker MD, Executive Vice President and General Manager of Sanofi Genzyme

[1]	Excluding Venezuela

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•	Ameet Nathwani MD, Executive Vice President, Medical Affairs

•	Roberto Pucci Executive Vice President, Human Resources

•	Elias Zerhouni MD, President, Global Research & Development

A.4.2. Legal and arbitration proceedings

For a description of the most significant developments in legal and arbitration proceedings since publication of the financial statements for the year ended December 31, 2015, refer to Note B.14. to the condensed half-year consolidated financial statements.

The following events have occurred in respect of litigation, arbitration and other legal proceedings in which Sanofi and its affiliates are involved:

Patents

•	Genzyme Myozyme®/Lumizyme® patent litigation in the US

In June 2016, the Federal circuit upheld the PTAB (Patent Trial and Appeal Board)’s decision ordering inter alia that BioMarin’s claim 1 of the ‘410 patent and that claims 1 and 3-6 of the ‘226 patent are determined to be un-patentable.

A.4.3. Other matters

•

On February 2, 2016, Sanofi management announced plans for a voluntary redundancy program, in line with the 2020 strategic road map. This program could lead to a net reduction of approximately 600 jobs in France over the next three years, but with no plant closures and no impact on R&D headcount. The main component of the program would be an early retirement scheme wholly funded by Sanofi, supported by other measures, with an estimated cost in the region of €500 million. The program does not apply to Merial, given that Sanofi is in the process of concluding a transaction to exchange Merial for Boehringer Ingelheim’s consumer health care business, as announced on December 15, 2015 (see section A.3. above).

•

On March 29, 2016, Sanofi announced that it had successfully placed a €1.8 billion bond issue in three tranches under the Euro Medium Term Note program. This issue reduces the average cost and extends the average maturity of Sanofi’s debt. The net proceeds will be used for general corporate purposes, including the repayment of existing debt.

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B/ Events subsequent to June 30, 2016

•

On July 5, 2016, Sanofi and Regeneron announced that the Ministry of Health, Labor and Welfare in Japan had granted marketing and manufacturing authorization for Praluent® (alirocumab) for the treatment of uncontrolled low-density lipoprotein (LDL) cholesterol, in certain adult patients with hypercholesterolemia at high cardiovascular risk. Praluent® is a human monoclonal antibody targeting PCSK9 (proprotein convertase subtilisin/kexin type 9). In Japan, Praluent® is indicated for the treatment of patients with hypercholesterolemia and familial hypercholesterolemia who are at high cardiovascular risk and in whom treatment with statins (HMG-CoA reductase inhibitors) is not sufficient. Praluent® 75 mg and 150 mg will be available in Japan as a single-dose pre-filled pen and syringes. The monthly 300 mg dose has also been submitted for approval in the United States and Europe.

•

On July 5, 2016, Sanofi confirmed that it had entered into a confidentiality agreement with Medivation under which Sanofi will be provided due diligence access and confidential information. Sanofi indicated that it had been advised by Medivation that Sanofi is being given the same opportunity as others to participate in a process relating to a potential transaction. Sanofi also confirmed that on June 27, 2016 it advised Medivation that upon signing a confidentiality agreement and being provided information, Sanofi would increase its offer to $58.00 in cash and $3.00 in the form of a contingent value right (CVR) relating to the sales performance of Talazoparib. Under the confidentiality agreement, Sanofi agreed to a customary standstill for six months subject to limited early termination events and agreed to withdraw its consent solicitation seeking to remove and replace each member of Medivation’s Board of Directors. Sanofi is confident that its due diligence can be quickly completed and that if an agreement is reached on a mutually acceptable transaction, Sanofi can close promptly given that it has received U.S. regulatory clearance, and there would be no financing condition.

•

On July 6, 2016, Sanofi and its vaccines global business unit Sanofi Pasteur announced a Cooperative Research and Development Agreement with the Walter Reed Army Institute of Research (WRAIR) on the co-development of a Zika vaccine candidate. According to the terms of the agreement, WRAIR will transfer its Zika purified inactivated virus (ZPIV) vaccine technology to Sanofi Pasteur, opening the door for a broader collaboration with the U.S. government. The agreement also includes Sanofi Pasteur’s production of clinical material in compliance with current GMP (Good Manufacturing Practices) to support phase II testing, optimization of the upstream process to improve production yields, and characterization of the vaccine product. Sanofi Pasteur will also create a clinical development and regulatory strategy. WRAIR will share data related to the development of immunologic assays designed to measure neutralizing antibody responses following natural infection and vaccination with ZPIV, biologic samples generated during the performance of non-human primate studies, and biologic samples generated during the performance of human safety and immunogenicity studies using ZPIV.

•

On July 22, 2016, a total of 1,803,986 shares (approximately 0.14% of the share capital) were issued as part of Action 2016, a worldwide employee share ownership plan to give employees an increased stake in the future development and performance of Sanofi. During the subscription period, open from June 13 through June 24, 2016, 24,218 employees signed up for the plan, subscribing for Sanofi shares at a price of €57.25 per share. Every employee subscribing for at least five shares received one additional new share as an employer’s contribution, and every employee subscribing for at least ten shares received two additional new shares as an employer’s contribution.

•	On July 28, 2016, Adlyxin™ (lixisenatide, a GLP-1 receptor agonist) was approved by the FDA.

•	In late July 2019, the submission for marketing approval for sarilumab for the treatment of rheumatoid arthritis was accepted for review by the European Medicines Agency (EMA).

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C/ Consolidated financial statements for the first half of 2016

For definitions of financial indicators, refer to the appendix provided in Section F of this report. Unless otherwise indicated, all financial data in this report are presented in accordance with international financial reporting standards (IFRS), including international accounting standards and interpretations (see Note A.1 to the condensed half-year consolidated financial statements).

VaxServe is a U.S.-based Vaccines segment entity, whose activities include the distribution within the United States of vaccines and other products manufactured by third parties.

In order to improve the clarity of the financial information published by the Company, with effect from January 1, 2016 VaxServe sales of non-Sanofi products are presented within the line item Other revenues. Previously, all VaxServe sales were recognized within the income statement line item Net sales.

The impact of this presentational change on comparative periods is a reclassification from Net sales to Other revenues of €210 million for the first half of 2015 and €482 million for the year ended December 31, 2015.

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C.1. CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2016

Consolidated income statements for the six months ended June 30, 2015 and June 30, 2016

(€ million)	June 30, 2016 (6 months)(a)	as % of net sales	June 30, 2015 (6 months)(a)(b)	as % of net sales
Net sales	15,926	100.0%	16,629	100.0%
Other revenues	310	1.9%	353	2.1%
Cost of sales	(4,970)	(31.2%)	(5,268)	(31.7%)
Gross profit	11,266	70.7%	11,714	70.4%
Research and development expenses	(2,514)	(15.8%)	(2,405)	(14.5%)
Selling and general expenses	(4,609)	(28.9%)	(4,654)	(28.0%)
Other operating income	265		74
Other operating expenses	(195)		(166)
Amortization of intangible assets	(877)		(988)
Impairment of intangible assets	(52)		(28)
Fair value remeasurement of contingent consideration liabilities	(67)		71
Restructuring costs and similar items	(627)		(380)
Other gains and losses, and litigation	—		—
Operating income	2,590	16.3%	3,238	19.5%
Financial expenses	(241)		(262)
Financial income	50		57
Income before tax and associates and joint ventures	2,399	15.1%	3,033	18.2%
Income tax expense	(497)		(692)
Share of profit/(loss) of associates and joint ventures	98		(66)

Net income excluding the held-for-exchange Animal Health business	2,000	12.6%	2,275	13.7%
Net income/(loss) of the held-for-exchange Animal Health business	286		109
Net income	2,286	14.4%	2,384	14.3%
Net income attributable to non-controlling interests	41		59

Net income attributable to equity holders of Sanofi	2,245	14.1%	2,325	14.0%

Average number of shares outstanding (million)	1,287.6		1,307.2
Average number of shares outstanding after dilution (million)	1,296.6		1,322.0
– Basic earnings per share (in euros)	1.74		1.78
– Basic earnings per share (in euros) excluding the held-for-exchange Animal Health business	1.52		1.70
– Diluted earnings per share (in euros)	1.73		1.76
– Diluted earnings per share (in euros) excluding the held-for-exchange Animal Health business	1.51		1.68

(a)

The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Notes B.1. and B.20. to the condensed half-year consolidated financial statements.

(b)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been restated accordingly.

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C.2. SEGMENT INFORMATION

C.2.1. Operating segments

In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to the Chief Executive Officer, who is our chief operating decision maker. The performance of those segments is monitored individually using internal reports and common indicators. The operating segment disclosures required under IFRS 8 are provided in Note B.19. to the condensed half-year consolidated financial statements.

Sanofi has three operating segments: Pharmaceuticals, Human Vaccines (Vaccines) and Animal Health. All of our other activities are combined in a separate segment, Other.

Following the signature of the exclusivity agreement with Boehringer Ingelheim and in accordance with IFRS 5 requirements on the presentation of discontinued operations, the net income/loss of the Animal Health business is presented in a separate line item in the consolidated income statements for the first half of 2016 and the prior periods reported. Sanofi will continue to monitor the performance of the Animal Health business until final completion of the transaction. As of the date of this report, the Animal Health business is an operating segment of Sanofi within the meaning of IFRS 8.

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C.2.2. Business operating income

We report segment results on the basis of “Business operating income”1. This indicator is compliant with IFRS 8 and is used internally to measure the performance of operating segments and to allocate resources.

The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and Income before tax and associates and joint ventures. These two indicators reflect the results of our continuing operations as defined in IFRS 5.

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	December 31, 2015 (12 months)
Business operating income(a)	4,216	4,562	9,313
Share of profit/(loss) of associates and joint ventures(b)	(53)	(61)	(169)
Net income attributable to non-controlling interests(c)	50	62	126
Amortization of intangible assets	(877)	(988)	(2,137)
Impairment of intangible assets	(52)	(28)	(767)
Fair value remeasurement of contingent consideration liabilities	(67)	71	53
Restructuring costs and similar items	(627)	(380)	(795)
Operating income	2,590	3,238	5,624
Financial expenses	(241)	(262)	(559)
Financial income	50	57	178
Income before tax and associates and joint ventures	2,399	3,033	5,243

(a)

Excluding the Animal Health business, the net income/loss of which is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business, in the consolidated income statement.

(b)	Excluding (i) restructuring costs of associates and joint ventures and (ii) expenses arising from the impact of acquisitions on associates and joint ventures.
(c)	Excluding (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.

C.2.3. Business net income

We believe that investors’ understanding of our operational performance is enhanced by reporting “Business net income”2. This non-GAAP financial measure is obtained by making the following adjustments to “Business operating income”: (i) adding back the operating profit of the held-for exchange Animal Health business; (ii) subtracting net financial expense, including for the held-for-exchange Animal Health business; and (iii) subtracting aggregate income tax expense, including for the held-for-exchange Animal Health business.

Business net income for the first half of 2016 was €3,402 million, 4.6% down on the first half of 2015 (€3,566 million). This represents 21.4% of net sales (19.5% of aggregate net sales3), compared with 21.4% of net sales (19.8% of aggregate net sales) in the first half of 2015.

We also report “business earnings per share”, a non-GAAP financial measure which we define as business net income divided by the weighted average number of shares outstanding.

Business earnings per share was €2.64 in the first half of 2016, 3.3% lower than the 2015 first-half figure of€2.73, based on an average number of shares outstanding of 1,287.6 million in the first half of 2016 and 1,307.2 million in the first half of 2015.

[1]	Refer to the appendix in section F for a definition.
[2]	Refer to the appendix in section F for a definition.
[3]	Non-GAAP financial indicator. For a definition, refer to the appendix in Section F.

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The table below reconciles our business net income to Net income attributable to equity holders of Sanofi:

(€ million)	June 30, 2016(a) (6 months)	June 30, 2015(a) (6 months)	December 31, 2015(a) (12 months)
Business net income	3,402	3,566	7,371
Amortization of intangible assets	(877)	(988)	(2,137)
Impairment of intangible assets	(52)	(28)	(767)
Fair value remeasurement of contingent consideration liabilities	(67)	71	53
Restructuring costs and similar items	(627)	(380)	(795)
Other gains and losses, and litigation	—	—	—
Tax effects:	548	473	1,331
- Amortization of intangible assets	307	343	757
- Impairment of intangible assets	16	10	262
- Fair value remeasurement of contingent consideration	15	(14)	39
- Restructuring costs and similar items	210	134	273
Other tax items (b)	(113)	(111)	(111)
Share of items listed above attributable to non-controlling interests	9	3	25
Associates and joint ventures: restructuring costs and expenses arising from the impact of acquisitions	54	(127)	(191)
Items relating to the Animal Health business (c)	(13)	(154)	(492)
Other items relating to the Sanofi Pasteur MSD joint venture (d)	(19)	—	—
Net income attributable to equity holders of Sanofi	2,245	2,325	4,287

(a)	The Animal Health business is presented separately in accordance with IFRS 5.
(b)	Tax contribution on income distributed to equity holders of Sanofi.
(c)

Includes (i) elimination of depreciation and impairment charged against property, plant and equipment from the IFRS 5 application date and included in business net income; (ii) amortization and impairment charged against property, plant and equipment until the IFRS 5 application date; (iii) costs directly related to the exchange transaction; and (iv) tax effects of the above items. This line also includes income tax expense arising from taxable temporary differences relating to holdings in subsidiaries, given that it has become probable that those differences will reverse (€14 million in the first half of 2016, €149 million in the second half of 2015).

(d)

Includes (i) elimination of our share of the business net income of Sanofi Pasteur MSD from the date when Sanofi and Merck announced their intention to end their joint venture and (ii) an income tax charge arising from the taxable temporary difference relating to the investment in the joint venture, given that it has become probable that the difference will reverse (€10 million in the first half of 2016).

The table below reconciles our business operating income to our business net income:

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	December 31, 2015 (12 months)
Business operating income(a)	4,216	4,562	9,313
Animal Health business operating income (b)	453	402	635
Net financial income/(expense), including the held-for-exchange Animal Health business	(194)	(209)	(390)
Aggregate income tax expense, including the held-for-exchange Animal Health business	(1,073)	(1,189)	(2,187)
Business net income	3,402	3,566	7,371

(a)	Business operating income of continuing operations.
(b)	See section “C.3.20. – Segment Results” below.

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C.3. ANALYSIS OF CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2016

C.3.1. Net sales

Consolidated net sales for the first half of 2016 amounted to €15,926 million, 4.2% lower than in the first half of 2015. Exchange rate fluctuations had a negative effect of 3.4 percentage points overall, as the positive impact of the yen/euro exchange rate failed to compensate for adverse trends in the U.S. dollar and a number of Emerging Markets currencies. At constant exchange rates (CER)1, net sales were down 0.8%.

Reconciliation of 2016 first-half reported net sales to net sales at constant exchange rates

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)(b)	Change
Reported net sales(a)	15,926	16,629	(4.2)%
Effect of exchange rates	568
Net sales at constant exchange rates	16,494	16,629	(0.8)%

(a)	In accordance with the presentation requirements of IFRS 5, the consolidated income statement line item Net sales does not include the net sales of the Animal Health business.
(b)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been restated accordingly.

C.3.1.1. Net sales by business segment

Our net sales comprise the net sales generated by our Pharmaceuticals and Human Vaccines (Vaccines) segments, in accordance with IFRS 5.

Following the announcement of exclusive negotiations with Boehringer Ingelheim regarding the divestment of our Animal Health business (Merial), the net profit or loss of that business is now presented in a separate line item in the consolidated income statement, Net income/(loss) of the held-for-exchange Animal Health business, in accordance with IFRS 5. Consequently, the net sales reported in our consolidated income statement do not include the net sales of the Animal Health business.

Until final completion of the transaction, expected in the fourth quarter of 2016, we will continue to monitor and report the performance of the Animal Health business (which remains an operating segment within the meaning of IFRS 8). In our analysis of our financial performance for the first half of 2016 we discuss our aggregate net sales, which combines our net sales as reported in the consolidated income statement with the net sales of the Animal Health business. Aggregate net sales is a non-GAAP financial measure.

Aggregate net sales for the first half of 2016 amounted to €17,411 million, 3.2% lower than in the first half of 2015. Exchange rate fluctuations had a negative effect of 3.4 percentage points. At constant exchange rates, aggregate net sales rose by 0.2% year-on-year.

This performance includes the negative effects of a change in the exchange rate applied in translating the results of our Venezuelan operations into euros. This change reflects reforms to the Venezuelan foreign exchange system in February 2016, and the fact that virtually none of Sanofi’s operations in the country qualify for conversion from bolivars to U.S. dollars at the official preferential exchange rate2. Consequently, net sales from Venezuelan operations amounted to €9 million in the first half of 2016, versus €399 million in the first half of 2015. Excluding Venezuela, aggregate net sales rose by 2.5% CER.

[1]	Refer to the appendix in section F for a definition.
[2]

The exchange rate used in the first half of 2016 was the “DICOM” rate of 628 bolivars per U.S. dollar, as opposed to the “CENCOEX” official preferential rate of 6.3 bolivars per U.S. dollar that was used in the first half of 2015.

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Reconciliation of 2016 first-half net sales to aggregate net sales at constant exchange rates1

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)(c)	Change
Net sales(a)	15,926	16,629	(4.2)%
Net sales of the Animal Health business(b)	1,485	1,349	10.1%
Aggregate net sales	17,411	17,978	(3.2)%
Effect of exchange rates	610
Aggregate net sales at constant exchange rates	18,021	17,978	0.2%

(a)	In accordance with the presentation requirements of IFRS 5, the consolidated income statement line item Net sales does not include the net sales of the Animal Health business.
(b)	Presented in a separate line item in the consolidated income statement, Net income/(loss) of the held-for-exchange Animal Health business, in accordance with IFRS 5.
(c)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been restated accordingly.

Net sales by Global Business Unit (GBU)

The table below shows net sales for our Global Business Units (GBUs), reflecting the new structure in place since January 1, 2016. In this structure, Emerging Markets pharmaceuticals sales are included in the General Medicines and Emerging Markets GBU. The new structure is intended to simplify our organization, sharpen our focus and concentrate our efforts on growth drivers.

Net sales by Global Business Unit (GBU) (€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	Change on a reported basis	Change at constant exchange rates
Sanofi Genzyme GBU(a) (Specialty Care)(b)	2,414	2,016	19.7%	20.3%
Diabetes & Cardiovascular GBU(a)	3,102	3,268	(5.1)%	(4.6)%
General Medicines & Emerging Markets GBU(c)(d)	8,988	9,971	(9.9)%	(4.9)%
Total Pharmaceuticals	14,504	15,255	(4.9)%	(1.5)%

Sanofi Pasteur GBU (Vaccines)(e)	1,422	1,374	3.5%	7.1%
TOTAL NET SALES (f)	15,926	16,629	(4.2)%	(0.8)%
Merial GBU (Animal Health)(g)	1,485	1,349	10.1%	13.2%
TOTAL AGGREGATE NET SALES	17,411	17,978	(3.2)%	0.2%

(a)	Does not include Emerging Markets net sales.
(b)	Rare Diseases, Multiple Sclerosis, Oncology.
(c)	Includes net sales in Emerging Markets of Specialty Care and Diabetes & Cardiovascular products.
(d)

Emerging Markets: World excluding United States, Canada, Western and Eastern Europe (apart from Russia, Ukraine, Georgia, Belarus, Armenia and Turkey), Japan, South Korea, Australia, New Zealand and Puerto Rico.

(e)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been restated accordingly.

(f)	In accordance with the presentation requirements of IFRS 5, the consolidated income statement line item Net sales does not include the net sales of the Animal Health business.
(g)	Presented in a separate line item in the consolidated income statement, Net income/(loss) of the held-for-exchange Animal Health business, in accordance with IFRS 5.

[1]	Refer to the appendix in section F for a definition.

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Net sales by franchise

The table below sets forth our first-half net sales by franchise, along with our aggregate net sales including the net sales of the Animal Health business (which remains an operating segment within the meaning of IFRS 8). An analysis of our performance by franchise allows for a reconciliation with our previous reporting structure and comparison with our peers. The table analyzing our Pharmaceuticals segment net sales by geographical region (see page 25 below) provides a detailed reconciliation of net sales by franchise to net sales by GBU for that segment.

Net sales by franchise (€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	Change on a reported basis	Change at constant exchange rates
Rare Diseases franchise	1,353	1,260	7.4%	11.4%
Multiple Sclerosis franchise	790	468	68.8%	71.6%
Oncology franchise	721	747	(3.5)%	(1.2)%
Total Specialty Care franchise	2,864	2,475	15.7%	19.0%
of which Developed Markets (Sanofi Genzyme GBU)	2,414	2,016	19.7%	20.3%
of which Emerging Markets(a) (b)	450	459	(2.0)%	13.3%
Diabetes franchise	3,591	3,825	(6.1)%	(3.8)%
Cardiovascular franchise	203	170	19.4%	20.6%
Total Diabetes & Cardiovascular franchise	3,794	3,995	(5.0)%	(2.8)%
of which Developed Markets (Diabetes & Cardiovascular GBU)	3,102	3,268	(5.1)%	(4.6)%
of which Emerging Markets(a) (b)	692	727	(4.8)%	5.6%
Established Prescription Products franchise(a)	5,208	5,918	(12.0)%	(9.0)%
Consumer Health Care franchise(a)	1,705	1,869	(8.8)%	(3.6)%
Generics franchise(a)	933	998	(6.5)%	0.6%
Total Pharmaceuticals	14,504	15,255	(4.9)%	(1.5)%

Vaccines (Sanofi Pasteur GBU) (c)	1,422	1,374	3.5%	7.1%
TOTAL NET SALES(d)	15,926	16,629	(4.2)%	(0.8)%
Animal Health (Merial GBU)(e)	1,485	1,349	10.1%	13.2%
TOTAL AGGREGATE NET SALES	17,411	17,978	(3.2)%	0.2%

(a)	These items are aggregated to form the General Medicines and Emerging Markets GBU.
(b)

Emerging Markets: World excluding United States, Canada, Western and Eastern Europe (apart from Russia, Ukraine, Georgia, Belarus, Armenia and Turkey), Japan, South Korea, Australia, New Zealand and Puerto Rico.

(c)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been restated accordingly.

(d)	In accordance with the presentation requirements of IFRS 5, the consolidated income statement line item Net sales does not include the netsales of the Animal Health business.
(e)	Presented in a separate line item in the consolidated income statement, Net income/(loss) of the held-for-exchange Animal Health business, in accordance with IFRS 5.

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Pharmaceuticals segment

Net sales of the Pharmaceuticals segment were €14,504 million in the first half of 2016, down 4.9% on a reported basis and 1.5% at constant exchange rates.

This year-on-year fall of €751 million reflects the negative effect of exchange rates (€518 million) on the one hand, and the following impacts at constant exchange rates on the other:

•	lower net sales for the Established Prescription Products franchise (down €531 million), the Diabetes franchise (down €145 million) and the Consumer Health Care franchise (down €68 million);

•	growth in net sales for the Multiple Sclerosis franchise (up €335 million) and the Rare Diseases franchise (up €144 million);

•	positive mix effects totaling €32 million.

Excluding Venezuela, pharmaceuticals net sales rose by 1% CER.

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Net sales by product and franchise

Net sales by product and franchise (€ million)	Indication	June 30, 2016 (6 months)	June 30, 2015 (6 months)	Change on a reported basis	Change at constant exchange rates
Cerezyme®	Gaucher disease	381	388	(1.8)%	5.9%
Cerdelga®	Gaucher disease	49	26	88.5%	88.5%
Myozyme® / Lumizyme®	Pompe disease	348	321	8.4%	11.2%
Fabrazyme®	Fabry disease	316	287	10.1%	12.2%
Aldurazyme®	Mucopolysaccharidosis	98	98	0.0%	5.1%
Other		161	140	15.0%	15.7%
Total Rare Diseases franchise		1,353	1,260	7.4%	11.4%
Aubagio®	Multiple sclerosis	594	374	58.8%	61.0%
Lemtrada™	Multiple sclerosis	196	94	108.5%	113.8%
Total Multiple Sclerosis franchise		790	468	68.8%	71.6%
Jevtana®	Prostate cancer	178	159	11.9%	12.6%
Thymoglobulin®	Organ rejection	134	124	8.1%	10.5%
Taxotere®	Breast, lung, prostate, stomach, and head & neck cancer	92	115	(20.0)%	(16.5)%
Eloxatin®	Colorectal cancer	86	111	(22.5)%	(17.1)%
Mozobil®	Hematologic malignancies	72	69	4.3%	7.2%
Zaltrap®	Colorectal cancer	34	40	(15.0)%	(15.0)%
Other		125	129	(3.1)%	(2.3)%
Total Oncology franchise		721	747	(3.5)%	(1.2)%
Total Specialty Care franchise		2,864	2,475	15.7%	19.0%
Lantus®	Diabetes	2,860	3,293	(13.1)%	(11.1)%
Toujeo®	Diabetes	244	20	1,120.0%	1,125.0%
Amaryl®	Diabetes	181	206	(12.1)%	(7.3)%
Apidra®	Diabetes	178	184	(3.3)%	0.0%
Insuman®	Diabetes	66	67	(1.5)%	4.5%
Blood glucose meters	Diabetes	34	32	6.3%	6.3%
Lyxumia®	Diabetes	17	18	(5.6)%	0.0%
Afrezza®	Diabetes	3	3	0.0%	0.0%
Other	Diabetes	8	2	300.0%	300.0%
Total Diabetes franchise		3,591	3,825	(6.1)%	(3.8)%
Multaq®	Atrial fibrillation	170	170	0.0%	0.6%
Praluent®	Hypercholesterolemia	33	—	—	—
Total Cardiovascular franchise		203	170	19.4%	20.6%
Total Diabetes & Cardiovascular franchise		3,794	3,995	(5.0)%	(2.8)%
Lovenox®	Thrombosis	818	871	(6.1)%	(1.7)%
Plavix®	Atherothrombosis	780	1,028	(24.1)%	(22.2)%
Renagel®/Renvela®	Hyperphosphatemia	442	457	(3.3)%	(2.4)%
Aprovel® / Avapro®	Hypertension	344	425	(19.1)%	(14.6)%
Depakine®	Epilepsy	206	212	(2.8)%	2.8%
Synvisc® / Synvisc-One®	Arthritis	197	201	(2.0)%	0.0%
Allegra®	Allergic rhinitis, urticaria	114	117	(2.6)%	(7.7)%
Stilnox®/Ambien®/Myslee®	Sleep disorders	148	149	(0.7)%	0.0%
Tritace®	Hypertension	125	145	(13.8)%	(11.0)%
Targocid®	Bacterial infections	75	82	(8.5)%	(3.7)%
Lasix®	Edema, hypertension	77	89	(13.5)%	(11.2)%
Cordarone®	Arrhythmia	63	67	(6.0)%	(1.5)%
Xatral®	Benign prostatic hypertrophy	54	48	12.5%	18.8%
Orudis®	Rheumatoid arthritis, osteoarthritis	50	93	(46.2)%	(38.7)%
Other		1,715	1,934	(11.3)%	(8.0)%
Total Established Prescription Products franchise		5,208	5,918	(12.0)%	(9.0)%
Consumer Health Care franchise		1,705	1,869	(8.8)%	(3.6)%
Generics franchise		933	998	(6.5)%	0.6%
TOTAL PHARMACEUTICALS		14,504	15,255	(4.9)%	(1.5)%

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Rare Diseases franchise

Net sales for the Rare Diseases franchise reached €1,353 million in the first half of 2016, up 7.4% on a reported basis and 11.4% at constant exchange rates.

In Gaucher disease, net sales of Cerezyme® advanced by 5.9% at constant exchange rates (CER) to €381 million, as strong growth in Emerging Markets1 (+24.2% CER, at €126 million) more than compensated for lower sales in the United States (-9.1% CER, at €89 million) due to the launch of Cerdelga®, net sales of which were €49 million (including €39 million in the United States). In Europe, where Cerdelga® is now available in a number of European countries (including Germany, France, Italy and some Nordic countries), net sales of the product were up 700% CER at €8 million.

Net sales of Myozyme® / Lumizyme® rose by 11.2% CER to €348 million, driven by sales in the United States (+14.1% CER, at €113 million) and Europe (+10% CER, at €163 million). In Emerging Markets, sales were up 3.9% CER at €46 million.

Fabrazyme® posted net sales growth of 12.2% CER to €316 million. The product reported growth in many countries due to a rise in the number of patients treated, with notable performances in Europe (+14.7% CER, at €77 million), the United States (+11.6% CER, at €164 million) and Japan (+19.2% CER, at €34 million). Emerging Markets sales were stable year-on-year at €27 million.

Multiple Sclerosis franchise

Net sales for the Multiple Sclerosis franchise reached €790 million in the first half of 2016, up 68.8% on a reported basis and 71.6% at constant exchange rates. Net sales of Aubagio® advanced by 61% CER to €594 million. In the United States, net sales reached €404 million (+52.8% CER). In Europe, the product continued to extend its geographical reach, and net sales rose by 84.5% CER to €154 million. Net sales of Lemtrada® amounted to €196 million (+113.8% CER), including €102 million in the United States and €75 million in Europe, mainly in Germany and the United Kingdom.

Oncology franchise

The Oncology franchise generated net sales of €721 million, down 3.5% on a reported basis and 1.2% at constant exchange rates, reflecting lower sales of Taxotere®, Eloxatin® and Zaltrap®, though the effect was partially compensated for by increased sales of Jevtana®, Thymoglobulin® and Mozobil®.

Net sales of Jevtana® totaled €178 million in the first half of 2016 (+12.6% CER), driven by a strong performance in the United States (+25% CER, at €75 million) and by sales growth in Japan (+142.9% CER, at €19 million).

Net sales of Thymoglobulin® rose by 10.5% CER to €134 million on good performances in Emerging Markets (+16% CER, at €27 million), the United States (+10% CER, at €76 million) and the Rest of the World2 (+22.2% CER, at €11 million).

Taxotere® saw net sales fall by 16.5% CER, to €92 million. The product is facing competition from generics in Emerging Markets (-1.4% CER, at €64 million) and in Japan (-56.3% CER, at €15 million), though the effect was mitigated by sales growth in China (+30.4% CER, at €29 million).

Net sales of Eloxatin® were down 17.1% CER at €86 million, hit by a slump in sales in Canada (-78.8% CER, at €6 million), reflecting competition from generics.

Net sales of Mozobil® reached €72 million, up 7.2% CER, mainly on sales growth in the United States (+12.8% CER, at €44 million).

[1]	World excluding United States, Canada, Western and Eastern Europe (apart from Russia, Ukraine, Georgia, Belarus, Armenia and Turkey), Japan, South Korea, Australia, New Zealand and Puerto Rico.
[2]	Japan, South Korea, Canada, Australia, New Zealand and Puerto Rico.

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Zaltrap® (aflibercept, developed in collaboration with Regeneron) saw net sales fall by 15% CER to €34 million. This reflects lower sales in the United States (-41.7% CER, at €7 million) and also in Europe (-7.7% CER, at €24 million).

Diabetes franchise

Net sales for the Diabetes franchise amounted to €3,591 million in the first half of 2016, down 6.1% on a reported basis and 3.8% at constant exchange rates. The main factor was reduced sales of Lantus® in the United States. In the United States, net sales for the Diabetes franchise were €1,983 million, down 9% CER. Outside the United States, Diabetes franchise net sales reported growth in Europe (+2.4% CER, at €676 million, boosted by the launch of Toujeo®) and in Emerging Markets (+5.7% CER, at €689 million, +11.8% CER excluding Venezuela).

Net sales of glargine insulins (Lantus® and Toujeo®) fell by 4.3% CER to €3,104 million.

Net sales of Lantus® fell by 11.1% CER in the first half to €2,860 million. In the United States, sales were down 16.7% CER at €1,739 million, mainly on a reduction in the average price and the switching of patients to Toujeo®. Net sales in Europe fell by 6.4% CER to €464 million, due largely to the launch of a biosimilar of Lantus® in July 2015. In Emerging Markets, net sales were up 5.8% CER at €478 million (+9.9% CER excluding Venezuela). The drop in sales in Latin America (-4.5% CER, at €99 million), which mainly reflected the situation in Venezuela, was more than compensated for by growth in Asia (+17.7% CER, at €177 million).

Toujeo®, a new-generation basal insulin which saw its first launches in 2015, posted net sales of €244 million, including €184 million in the United States and €46 million in Europe. Worldwide rollout is ongoing, and we expect Toujeo® to be available in more than 40 countries by the end of 2016.

Net sales of Amaryl® fell by 7.3% CER to €181 million, reflecting a weaker performance in Emerging Markets (-4.3% CER, at €145 million) due primarily to the situation in Venezuela (+9.1% CER excluding Venezuela) and competition from generics, especially in Japan (-29.2% CER, at €19 million).

First-half net sales of Apidra® were stable at €178 million. Lower sales in the United States (-20.3% CER, at €55 million) were compensated for by sales growth in Emerging Markets (+31.4% CER, at €40 million) and in Europe (+3.3% CER, at €63 million).

Lyxumia® generated 2016 first-half net sales of €17 million, in line with the 2015 first-half figure.

Cardiovascular franchise

In the first half of 2016, net sales of Praluent® (alirocumab, developed in collaboration with Regeneron) reached €33 million, of which €27 million was generated in the United States and €6 million in Europe, where the product is now available in a number of countries including Germany, Spain, the Netherlands, the United Kingdom, and some Nordic countries. The first-half sales figures reflect current restrictions on the part of payers, which are preventing sales of the product from taking off.

Net sales of Multaq® reached €170 million (+0.6% CER), of which €143 million was generated in the United States (-0.7% CER).

Established Prescription Products

Net sales of Established Prescription Products in the first half of 2016 amounted to €5,208 million, down 12% on a reported basis and 9% at constant exchange rates. This reflects the situation in Venezuela (excluding Venezuela, net sales were down 5.7% CER), and reduced sales of Plavix® in Japan. In Europe and the United States, net sales of established prescription products fell by 4.3% (to €1,875 million) and 5.8% (to €744 million), respectively.

Net sales of Lovenox® were €818 million, down 1.7% CER, due to competition from generics in the United States and the situation in Venezuela (excluding Venezuela, net sales fell by just 0.7%). Net sales of the product were stable year-on-year in Emerging Markets (at €218 million) and in Europe (at €524 million). In July 2016, two biosimilars containing enoxaparin sodium received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the EMA.

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First-half net sales of Plavix® were €780 million, a drop of 22.2% CER, reflecting competition from generics in Europe(-10.5% CER, at €85 million) and in Japan from June 2015 (-57.6% CER, at €185 million), although the effect was partly compensated for by a strong performance in China (+16.8%, at €349 million). Sales of Plavix® in the United States and Puerto Rico are handled by BMS under the terms of the Sanofi-BMS alliance1.

First-half net sales of Renvela®/Renagel® fell by 2.4% CER, to €442 million. In the United States, net sales advanced by 7.4% CER, to €364 million. Generics of this product are now being sold in some European countries, as a result of which net sales of Renvela®/Renagel® in Europe slipped by 35.8% to €43 million. We expect potential generic competition in the United States during 2016.

First-half net sales of Aprovel®/Avapro® came to €344 million, down 14.6% CER, mainly due to Venezuela. Excluding Venezuela, sales of Aprovel®/Avapro® fell by 1.9%, largely as a result of generic competition in Japan.

In the first half of 2015, sales of Auvi-Q®/Allerject® amounted to €52 million. Sanofi no longer sells this product in the United States, and no sales have been recognized there in 2016.

We have no comments on sales of our other prescription products.

Consumer Health Care

In the first half of 2016, net sales for the Consumer Health Care business fell by 8.8% on a reported basis and 3.6% at constant exchange rates, to €1,705 million. Excluding Venezuela and disposals of minor products, net sales of Consumer Health Care products rose by 3.4% CER.

Net sales in the United States rose by 3.6% CER to €513 million, despite lower sales of Allegra® (-6.9% CER, at €148 million) due to a poor allergy season. In Emerging Markets, net sales slipped by 11.4% to €600 million, reflecting the impact of Venezuela but also lower sales in Russia and China. In the Rest of the World region, first-half net sales were up 15.3% at €137 million, driven by sales of anti-allergy products and vitamins in Australia. In Europe, net sales for the period were down 3.6% CER at €455 million, largely as a result of disposals of minor products.

On June 27, 2016, Sanofi and Boehringer Ingelheim announced that they had signed contracts to secure the strategic transaction involving the exchange of Sanofi’s animal health business (Merial) and Boehringer Ingelheim’s consumer healthcare business. This step marks a major milestone towards the closing of the transaction, which remains subject to approval by regulatory authorities in the relevant territories.

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	Change on a reported basis	Change at constant exchange rates
Allegra®	237	258	(8.1)%	(5.0)%
Doliprane®	154	155	(0.6)%	—
Essentiale®	71	95	(25.3)%	(17.9)%
Enterogermina®	85	93	(8.6)%	(3.2)%
Nasacort®	68	74	(8.1)%	(6.8)%
Maalox®	45	54	(16.7)%	(11.1)%
Lactacyd®	41	68	(39.7)%	(32.4)%
Dorflex®	34	43	(20.9)%	(2.3)%
No Spa®	40	44	(9.1)%	2.3%
Magné B6®	36	41	(12.2)%	(4.9)%
Other products	894	944	(5.3)%	—
Total Consumer Health Care	1,705	1,869	(8.8)%	(3.6)%

[1]

See Note C.2 to the consolidated financial statements for the year ended December 31, 2015, on page F-32 of our Annual Report on Form 20-F; this document is available on our corporate website, www.sanofi.com.

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Generics

The Generics business reported 2016 first-half net sales of €933 million, down 6.5% on a reported basis but up 0.6% at constant exchange rates (and up 3.3% excluding Venezuela).

Emerging Markets generated net sales of €380 million (+1.4% CER), boosted by Latin America and Turkey. In the United States, net sales rose by 3.3% CER to €94 million, mainly due to increased sales of authorized generics of Lovenox®. In the Rest of the World region, sales fell by 13.7% CER to €46 million, mainly as a result of lower sales of the authorized generic version of Plavix® in Japan (-14.6% CER, at €37 million).

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2016 first-half Pharmaceuticals net sales by geographical region

(€ million)	Total GBUs	Europe(a)	Change at constant exchange rates	United States	Change at constant exchange rates	Rest of the world(b)	Change at constant exchange rates	Emerging Markets(c)	Change at constant exchange rates	Total Franchise	Change at constant exchange rates
Cerezyme®	255	142	1.4%	89	(9.1)%	24	0.0%	126	24.2%	381	5.9%
Cerdelga®	49	8	700.0%	39	56.0%	2	—	—	—	49	88.5%
Myozyme®/Lumizyme®	302	163	10.0%	113	14.1%	26	23.8%	46	3.9%	348	11.2%
Fabrazyme®	289	77	14.7%	164	11.6%	48	21.1%	27	0.0%	316	12.2%
Aldurazyme®	71	38	2.6%	21	5.0%	12	20.0%	27	3.3%	98	5.1%
Other	142	36	45.8%	60	10.9%	46	0.0%	19	31.3%	161	15.7%
Total Rare Diseases	1,108	464	10.9%	486	9.7%	158	12.3%	245	14.9%	1,353	11.4%
Aubagio®	578	154	84.5%	404	52.8%	20	57.1%	16	81.8%	594	61.0%
Lemtrada™	188	75	92.5%	102	126.7%	11	140.0%	8	150.0%	196	113.8%
Total Multiple Sclerosis	766	229	87.1%	506	63.5%	31	78.9%	24	100.0%	790	71.6%
Jevtana®	167	71	(5.3)%	75	25.0%	21	90.0%	11	0.0%	178	12.6%
Thymoglobulin®	107	20	0.0%	76	10.0%	11	22.2%	27	16.0%	134	10.5%
Taxotere®	28	2	(25.0)%	2	(33.3)%	24	(41.0)%	64	(1.4)%	92	(16.5)%
Eloxatin®	20	2	0.0%	—	(100.0)%	18	(54.8)%	66	9.2%	86	(17.1)%
Mozobil®	68	21	5.0%	44	12.8%	3	0.0%	4	(16.7)%	72	7.2%
Zaltrap®	32	24	(7.7)%	7	(41.7)%	1	0.0%	2	100.0%	34	(15.0)%
Other	118	26	(10.0)%	81	2.5%	11	(9.1)%	7	(11.1)%	125	(2.3)%
Total Oncology	540	166	(5.1)%	285	7.9%	89	(25.0)%	181	4.2%	721	(1.2)%
Sanofi Genzyme (Specialty Care)	2,414	859	20.1%	1,277	25.6%	278	1.1%	450	13.3%	2,864	19.0%
Lantus®	2,382	464	(6.4)%	1,739	(16.7)%	179	(6.6)%	478	5.8%	2,860	(11.1)%
Toujeo®	243	46	4,500.0%	184	927.8%	13	1,200.0%	1	—	244	1,125.0%
Amaryl®	36	16	23.1%	1	0.0%	19	(37.9)%	145	(4.3)%	181	(7.3)%
Apidra®	138	63	3.3%	55	(20.3)%	20	5.3%	40	31.4%	178	0.0%
Insuman®	44	43	(10.4)%	1	0.0%	—	—	22	38.9%	66	4.5%
Blood glucose meters	34	33	10.0%	—	—	1	(100.0)%	—	0.0%	34	6.3%
Lyxumia®	15	11	0.0%	—	—	4	0.0%	2	0.0%	17	0.0%
Afrezza®	3	—	—	3	0.0%	—	—	—	—	3	0.0%
Other	7	—	—	—	—	7	600.0%	1	0.0%	8	300.0%
Total Diabetes	2,902	676	2.4%	1,983	(9.0)%	243	(2.0)%	689	5.7%	3,591	(3.8)%
Multaq®	167	23	9.5%	143	(0.7)%	1	0.0%	3	0.0%	170	0.6%
Praluent®	33	6	—	27	—	—	—	—	—	33	—
Total Cardiovascular	200	29	38.1%	170	18.1%	1	50.0%	3	0.0%	203	20.6%
Total Diabetes & Cardiovascular	3,102	705	3.5%	2,153	(7.3)%	244	(1.6)%	692	5.6%	3,794	(2.8)%
Lovenox®	818	524	(0.4)%	29	(32.6)%	47	6.3%	218	(0.8)%	818	(1.7)%
Plavix®	780	85	(10.5)%	1	—	211	(53.9)%	483	3.2%	780	(22.2)%
Renagel®/Renvela®	442	43	(35.8)%	364	7.4%	15	21.4%	20	(40.5)%	442	(2.4)%
Aprovel®/CoAprovel®	344	66	(13.0)%	6	(25.0)%	61	(12.2)%	211	(15.4)%	344	(14.6)%
Depakine®	206	81	(1.2)%	—	—	7	14.3%	118	4.9%	206	2.8%
Synvisc® / Synvisc-One®	197	17	0.0%	151	(1.9)%	7	0.0%	22	13.6%	197	0.0%
Allegra®	114	5	(14.3)%	—	—	109	(7.3)%	—	—	114	(7.7)%
Stilnox®/Ambien®/Myslee®	148	22	(4.3)%	39	14.3%	60	(11.1)%	27	10.7%	148	0.0%
Tritace®	125	79	(4.8)%	—	—	2	(50.0)%	44	(18.6)%	125	(11.0)%
Targocid®	75	39	(7.1)%	—	—	3	0.0%	33	0.0%	75	(3.7)%
Lasix®	77	38	(2.6)%	—	(100.0)%	12	(42.1)%	27	3.4%	77	(11.2)%
Cordarone®	63	14	0.0%	—	—	15	(12.5)%	34	2.8%	63	(1.5)%
Xatral®	54	19	0.0%	—	—	2	0.0%	33	34.6%	54	18.8%
Orudis®	50	9	0.0%	—	—	2	0.0%	39	(44.4)%	50	(38.7)%
Other	1,715	834	(3.1)%	154	(26.8)%	171	(14.9)%	556	(6.5)%	1,715	(8.0)%
Total Established Prescription Products	5,208	1,875	(4.3)%	744	(5.8)%	724	(29.2)%	1,865	(5.1)%	5,208	(9.0)%
Consumer Health Care	1,705	455	(3.6)%	513	3.6%	137	15.3%	600	(11.4)%	1,705	(3.6)%
Generics	933	413	1.0%	94	3.3%	46	(13.7)%	380	1.4%	933	0.6%
Total Emerging Markets - Specialty Care	450							450	13.3%
Total Emerging Markets - Diabetes & Cardiovascular	692							692	5.6%
General Medicines & Emerging Markets	8,988	2,743	(3.4)%	1,351	(1.8)%	907	(23.8)%	3,987	(2.0)%
TOTAL PHARMACEUTICALS	14,504	4,307	1.7%	4,781	1.4%	1,429	(16.5)%	3,987	(2.0)%	14,504	(1.5)%

(a)	Western Europe and Eastern Europe excluding Eurasia (Russia, Ukraine, Georgia, Belarus, Armenia and Turkey).
(b)	Japan, South Korea, Canada, Australia, New Zealand and Puerto Rico.
(c)	World excluding United States, Canada, Western and Eastern Europe (apart from Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico.

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Human Vaccines (Vaccines) segment

In the first half of 2016, net sales of the Vaccines segment reached €1,422 million, up 3.5% on a reported basis and 7.1% CER, driven by sales of Polio/Pertussis/Hib vaccines in Emerging Markets and by Menactra®.

First-half Vaccines net sales in the United States were €575 million, down 9.2% CER due to expected supply shortages of Pentacel® and increased competition for Adacel®. In Emerging Markets, Vaccines net sales advanced by 20.7% CER, driven by growth in sales of Pentaxim® and Hexaxim®.

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	Change on a reported basis	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	627	555	13.0%	17.1%
Influenza Vaccines (including Vaxigrip® and Fluzone®)	116	136	(14.7)%	(8.1)%
Meningitis/Pneumonia Vaccines (including Menactra®)	261	242	7.9%	10.3%
Adult Booster Vaccines (including Adacel®)	184	213	(13.6)%	(12.2)%
Travel and Other Endemics Vaccines	184	179	2.8%	6.1%
Dengvaxia®	20	—	—	—
Other vaccines(a)	30	49	(38.8)%	(34.7)%
Total Vaccines segment(a)	1,422	1,374	3.5%	7.1%

(a)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been restated accordingly.

Polio/Pertussis/Hib vaccines posted net sales of €627 million, up 17.1% CER. In Emerging Markets, sales for this franchise reached €358 million (+47.5% CER) due to sales growth for Hexaxim® in the Middle East and Africa. This more than compensated for the expected drop in sales of Pentacel® in the United States, where sales of Polio/Pertussis/Hib vaccines were down 28.5% CER at €148 million. As previously announced, Sanofi Pasteur is experiencing delays in production of Pentacel® and will not be able to meet current demand in full. Supplies are expected to improve in the second half of 2016.

Dengvaxia®, the world’s first dengue vaccine, is now approved in five countries: Mexico, the Philippines, Brazil, El Salvador and Costa Rica. Dengvaxia® was launched in the Philippines in the first quarter of 2016 and in El Salvador in July 2016. In addition, a public vaccination program covering half a million people in Parana state (Brazil) was announced in late July. In spite of these advances, sales growth for Dengvaxia® has been held back by recent political developments and economic volatility in Latin America. Given the limited number of public immunization programs confirmed to date in endemic countries, and that approval in a significant number of Asian countries is still pending, it is unlikely that Dengvaxia® will reach the sales targets initially expected by Sanofi for 2016. Sales of Dengvaxia® for the first half of 2016 amounted to €20 million, representing the sale of the initial dose in the first public dengue vaccination program conducted in the Philippines in the first quarter of 2016.

Net sales of influenza vaccines fell by 8.1% CER to €116 million, affected by a decline in sales in Brazil as a result of an increase in supplies sourced from the Butantan Institute.

Net sales of Menactra® totaled €237 million, up 10% due largely to trends in orders placed by the Centers for Disease Control and Prevention (CDC) in the United States.

First-half sales of adult booster vaccines were €184 million, down 12.2%, reflecting increased competition for Adacel® in the United States.

Travel and other endemics vaccines posted a 6.1% rise in net sales to €184 million in the first half, boosted by sales of rabies and typhoid vaccines.

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Sanofi Pasteur MSD, our joint venture with Merck & Co. in Europe, reported first-half net sales (not included in our consolidated net sales) of €340 million, up 13.4% on a reported basis. The main drivers were growth in sales of Gardasil® (+25% on a reported basis, at €90 million), the new hexavalent pediatric vaccine Hexyon® (+65% on a reported basis, at €34.9 million), and the chickenpox vaccine Varivax® (+90% on a reported basis, at €27.2 million). In March 2016, Sanofi Pasteur and Merck announced their intention to end Sanofi Pasteur MSD, their joint venture in vaccines, in order to pursue their own distinct growth strategies in Europe. Sanofi Pasteur and MSD expect the project to be completed by the end of 2016, subject to local labor laws and regulations and regulatory approvals.

2016 first-half Vaccines net sales by geographical region

(€ million)	Europe(a)	Change at constant exchange rates	United States	Change at constant exchange rates	Rest of the world(b)	Change at constant exchange rates	Emerging Markets(c)	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	58	56.8%	148	(28.5)%	63	19.2%	358	47.5%
Influenza Vaccines (including Vaxigrip® and Fluzone®)	1	—	3	(250.0)%	20	40.0%	92	(18.0)%
Meningitis/Pneumonia Vaccines (including Menactra®)	3	200.0%	204	10.2%	8	100.0%	46	—
Adult Booster Vaccines (including Adacel®)	26	44.4%	127	(19.5)%	13	18.2%	18	(20.0)%
Travel and Other Endemics Vaccines	16	(11.1)%	69	38.0%	23	(19.4)%	76	—
Dengvaxia®	—	—	—	—	—	—	20	—
Other vaccines(d)	1	100.0%	24	(32.4)%	3	(20.0)%	2	(83.3)%
Total Vaccines segment(d)	105	39.5%	575	(9.2)%	130	12.7%	612	20.7%

(a)	Western Europe and Eastern Europe excluding Eurasia (Russia, Ukraine, Georgia, Belarus, Armenia and Turkey).
(b)	Japan, South Korea, Canada, Australia, New Zealand and Puerto Rico.
(c)	World excluding United States, Canada, Western and Eastern Europe (apart from Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico.
(d)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been restated accordingly.

Animal Health

Net sales for the Animal Health segment for the first half of 2016 were €1,485 million, up 10.1% on a reported basis and 13.2% at constant exchange rates.

Net sales for the Companion Animals franchise were up 14.2% CER at €1,022 million, boosted by the success in the United States, Europe and Japan of the NexGard® range, Merial’s new-generation anti-parasite treatment targeting dog ticks and fleas. This more than compensated for a drop in sales of the Frontline® range. HeartGard® also contributed to sales growth for the Companion Animals franchise.

First-half net sales for the Production Animals franchise reached €463 million, up 11.1% CER, reflecting solid performances in the avian sector in Emerging Markets and the ruminants sector in the United States and Europe.

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	Change on a reported basis	Change at constant exchange rates
Companion animals	1,022	907	12.7%	14.2%
Production animals	463	442	4.8%	11.1%
Total Animal Health	1,485	1,349	10.1%	13.2%
Of which fipronil products	350	387	(9.6)%	(7.5)%
Of which vaccines	417	391	6.6%	11.3%
Of which avermectin products	312	288	8.3%	10.4%
Of which Nexgard®	246	139	77.0%	79.1%

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2016 first-half Animal Health net sales by geographical region

(€ million)	Europe(a)	Change at constant exchange rates	United States	Change at constant exchange rates	Rest of the world(b)	Change at constant exchange rates	Emerging Markets(c)	Change at constant exchange rates
Fipronil products	116	(7.1)%	165	(13.5)%	19	—	50	11.8%
Vaccines	105	6.0%	99	5.3%	28	(24.3)%	185	26.3%
Avermectin products	27	—	215	12.6%	40	—	30	21.4%
Nexgard®	22	100.0%	177	56.1%	35	218.2%	12	366.7%
Antimicrobials	18	20.0%	11	22.2%	—	—	11	18.2%
Other Animal Health products	32	6.9%	61	15.4%	7	66.7%	20	9.5%
Total Animal Health	320	4.2%	728	11.8%	129	16.8%	308	25.2%

(a)	Western Europe and Eastern Europe excluding Eurasia (Russia, Ukraine, Georgia, Belarus, Armenia and Turkey).
(b)	Japan, South Korea, Canada, Australia, New Zealand and Puerto Rico.
(c)	World excluding United States, Canada, Western and Eastern Europe (apart from Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico.

C.3.1.2. Net sales by geographical region

Consolidated net sales by geographical region

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	Change on a reported basis	Change at constant exchange rates
United States	5,356	5,365	(0.2)%	0.1%
Emerging Markets(a)	4,599	5,097	(9.8)%	0.5%
Of which Latin America	1,146	1,709	(32.9)%	(17.7)%
Of which Asia (excluding South Asia)	1,529	1,467	4.2%	9.5%
Of which Africa, Middle East and South Asia	1,342	1,308	2.6%	9.9%
Of which Eurasia(b)	515	563	(8.5)%	6.4%
Europe(c)	4,412	4,345	1.5%	2.3%
Rest of the world(d)	1,559	1,822	(14.4)%	(14.6)%
Of which Japan	850	1,094	(22.3)%	(27.1)%
Total net sales	15,926	16,629	(4.2)%	(0.8)%

(a)	World excluding United States, Canada, Western and Eastern Europe (apart from Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico.
(b)	Russia, Ukraine, Georgia, Belarus, Armenia and Turkey.
(c)	Western Europe and Eastern Europe (excluding Eurasia).
(d)	Japan, South Korea, Canada, Australia, New Zealand and Puerto Rico.

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Aggregate net sales by geographical region

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	Change on a reported basis	Change at constant exchange rates
United States	6,084	6,017	1.1%	1.4%
Emerging Markets(a)	4,907	5,371	(8.6)%	1.7%
Of which Latin America	1,269	1,828	(30.6)%	(15.0)%
Of which Asia (excluding South Asia)	1,637	1,560	4.9%	10.2%
Of which Africa, Middle East and South Asia	1,404	1,355	3.6%	11.0%
Of which Eurasia(b)	529	576	(8.2)%	6.9%
Europe(c)	4,732	4,655	1.7%	2.5%
Rest of the world(d)	1,688	1,935	(12.8)%	(12.8)%
Of which Japan	893	1,114	(19.8)%	(24.9)%
Total aggregate net sales	17,411	17,978	(3.2)%	0.2%

(a)	World excluding United States, Canada, Western and Eastern Europe (apart from Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico.
(b)	Russia, Ukraine, Georgia, Belarus, Armenia and Turkey.
(c)	Western Europe and Eastern Europe (excluding Eurasia).
(d)	Japan, South Korea, Canada, Australia, New Zealand and Puerto Rico.

First-half net sales in the United States were stable year-on-year at €5,356 million. However, aggregate net sales increased year-on-year (+1.4% CER) to €6,084 million. Solid performances in Multiple Sclerosis (+63.5% CER), Cardiovascular (+18.1% CER), Animal Health (+11.8%) and Rare Diseases (+9.7% CER) more than compensated for a 9% fall in net sales for the Diabetes franchise.

In Emerging Markets, net sales were €4,599 million (+0.5% CER). Aggregate net sales were up 1.7% CER at €4,907 million, with Vaccines (+20.7% CER) and Animal Health (+25.2% CER) cancelling out lower sales for Established Prescription Products (-5.1% CER) and Consumer Health Care. Excluding Venezuela, net sales in Emerging Markets rose by 9.7% in the first half. In Asia, first-half aggregate net sales rose by 10.2% CER to €1,637 million, driven by a good performance in China (+9.7% CER, at €1,066 million) on the back of sales of Plavix® and Lantus®. Aggregate net sales in Latin America totaled €1,269 million, down 15.0% CER but up 8.1% CER excluding Venezuela thanks to the level of sales in Argentina and Colombia. In Brazil, aggregate net sales slipped by 1.3% CER to €497 million, on lower sales of influenza vaccines and Renagel®. In the Africa, Middle East and South Asia region, 2016 first-half aggregate net sales reached €1,404 million (+11% CER), driven by a good performance in Africa. Aggregate net sales in Eurasia advanced by 6.9% CER to €529 million thanks to a strong performance in Turkey (+21.7% CER) and despite weaker sales in Russia (-5.8% CER).

In Europe, first-half aggregate net sales were up 2.5% CER, at €4,732 million. Multiple Sclerosis (+87.1% CER), Rare Diseases (+10.9% CER), Diabetes (+2.4% CER) and Vaccines (+39.5% CER) all performed well, but there were lower sales in Established Prescription Products (-4.3% CER) and Consumer Health Care (-3.6% CER).

In the Rest of the World region, net sales fell by 14.6% CER to €1,559 million. Aggregate net sales were down 12.8% CER at €1,688 million, with good performances in Vaccines, Consumer Health Care and Animal Health insufficient to compensate for a decline in sales of Established Prescription Products (-29.2% CER). In Japan, first-half aggregate net sales were down 24.9% CER at €893 million, affected by competition from generics of Plavix® (-57.6% CER).

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C.3.2. Other revenues

Other revenues mainly comprise royalties under licensing agreements contracted in the ordinary course of business. Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been restated accordingly. Other revenues fell by 12.2% to €310 million in the first half of 2016 (versus €353 million in the first half of 2015), reflecting a lower level of sales of non-Sanofi products by VaxServe.

Aggregate other revenues (including the Animal Health business) declined by 12.1% to €328 million (versus €373 million in the first half of 2015).

C.3.3. Gross profit

Gross profit amounted to €11,266 million in the first half of 2016 (70.7% of net sales), compared with €11,714 million in the first half of 2015 (70.4% of net sales). This represents a year-on-year fall of 3.8%, but an improvement of 0.3 of a percentage point in the gross margin ratio.

Aggregate gross profit (including the Animal Health business) was €12,281 million in the first half of 2016 (70.5% of aggregate net sales), compared with €12,627 million in the first half of 2015 (70.2% of aggregate net sales). This represents a year-on-year fall of 2.7%, but an improvement of 0.3 of a percentage point in the gross margin ratio.

The gross margin ratio for the Pharmaceuticals segment was 0.6 of a percentage point higher at 72.3%. The main factor was an improvement in the ratio of cost of sales to net sales, reflecting a positive impact from Specialty Care and a negative impact from Diabetes in the United States and the loss of exclusivity for Plavix® in Japan.

The gross margin ratio for the Vaccines segment was 1.1 percentage points lower at 55.1%.

The gross margin ratio for the Animal Health segment improved by 0.7 of a percentage point to 68.4%, mainly as a result of favorable exchange rate effects.

C.3.4. Research and development expenses

Research and development (R&D) expenses amounted to €2,514 million in the first half of 2016 (versus €2,405 million in the first half of 2015) and represented 15.8% of net sales (versus 14.5% in the first half of 2015).

Aggregate R&D expenses (including the Animal Health business) totaled €2,603 million in the first half of 2016 (versus €2,489 million in the first half of 2015) and represented 15.0% of aggregate net sales (versus 13.8% in the first half of 2015). Overall, aggregate R&D expenses rose by €114 million (+4.6%), comprising €103 million for Pharmaceuticals (+4.8%), €6 million for Vaccines (+2.3%), and €5 million for Animal Health (+6.0%).

C.3.5. Selling and general expenses

Selling and general expenses were €4,609 million in the first half of 2016, compared with €4,654 million for the first half of 2015.

Aggregate selling and general expenses (including the Animal Health business) were virtually unchanged year-on-year at €5,068 million (29.1% of net sales), compared with €5,086 million (28.3% of net sales) in the first half of 2015.

Selling and general expenses were fairly stable both for Pharmaceuticals (-1.1%, at €4,261 million) and Vaccines (+1.2%, at €348 million), but rose by 6.3% to €459 million for Animal Health.

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C.3.6. Other operating income and expenses

Other operating income for the first half of 2016 reached €265 million (versus €74 million in the first half of 2015), while other operating expenses totaled €195 million (versus €166 million in the first half of 2015).

In the first half of 2016, other operating income includes an arbitration award of €192 million in respect of a contractual dispute.

Other operating expenses include the foreign exchange loss on our Venezuelan operations (€102 million in the first half of 2016, versus €100 million in the first half of 2015).

Aggregate other operating income and expenses (including the Animal Health business) represented overall net income of €56 million in the first half of 2016, compared with overall net expense of €87 million in the first half of 2015.

C.3.7. Amortization of intangible assets

Amortization charged against intangible assets in the first half of 2016 amounted to €877 million, versus €988 million in the comparable period of 2015. The year-on-year decrease of €111 million was mainly due to a reduction in amortization charged against intangible assets recognized on the acquisitions of Aventis (€276 million in the first half of 2016, versus €354 million in the first half of 2015) and Genzyme (€431 million in the first half of 2016, versus €449 million in the first half of 2015) as some pharmaceutical products reached the end of their life cycles.

C.3.8. Impairment of intangible assets

For the six months ended June 30, 2016 this line item shows impairment losses of €52 million against intangible assets (versus €28 million in the first half of 2015), mainly relating to impairment of marketed product rights in the Pharmaceuticals segment and the discontinuation of research and development projects.

The impairment losses booked in the first half of 2015 related mainly to the discontinuation of research and development projects.

C.3.9. Fair value remeasurement of contingent consideration liabilities

Fair value remeasurements of contingent consideration liabilities recognized on acquisitions in accordance with the revised IFRS 3 represented a net expense of €67 million in the first half of 2016, versus a net gain of €71 million in the first half of 2015.

This item mainly relates to the contingent value rights (CVRs) issued by Sanofi in connection with the Genzyme acquisition and to the contingent consideration payable to Bayer as a result of an acquisition made by Genzyme prior to the latter’s acquisition by Sanofi (see Note B.11. to our condensed half-year consolidated financial statements).

C.3.10. Restructuring costs and similar items

Restructuring costs represent an estimated expense of €627 million for the first half of 2016 (versus €380 million for the first half of 2015). Most of these restructuring costs arise from the voluntary redundancy program in France announced by management on February 2, 2016, which forms part of the 2020 strategic roadmap. The main component of the program is an early retirement scheme wholly funded by Sanofi, supported by other measures, with an estimated cost in the region of €430 million in the first half of 2016. Restructuring costs also include ongoing transformation programs in other countries where Sanofi has operations, especially in Europe and the United States.

C.3.11. Other gains and losses, and litigation

Nothing was recorded within this line item in either the first half of 2016 or the first half of 2015.

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C.3.12. Operating income

Operating income for the first half of 2016 was €2,590 million, 20.0% lower than the 2015 first-half figure of €3,238 million, due partly to the drop in gross profit and partly to the increase in R&D expenses and restructuring costs.

C.3.13. Financial income and expenses

Net financial expense for the period was €191 million, versus €205 million for the first half of 2015. Aggregate net financial expense (including the Animal Health business) was €194 million for the first half of 2016, an improvement of €15 million relative to the 2015 first-half figure of €209 million.

On an aggregate basis (including the Animal Health business), financial expenses directly related to debt, net of cash and cash equivalents (see definition in section C.5. below) amounted to €118 million in the first half of 2016, versus €139 million in the first half of 2015, mainly reflecting a reduction in the cost of our debt.

C.3.14. Income before tax and associates and joint ventures

Income before tax and associates and joint ventures for the first half of 2016 was €2,399 million, compared with €3,033 million for the first half of 2015, a fall of 20.9%.

C.3.15. Income tax expense

Income tax expense was €497 million in the first half of 2016, versus €692 million a year earlier. This year-on-year decrease was mainly due to the lower level of income before tax and associates and joint ventures.

The level of income tax expense is significantly impacted by tax gains arising on the amortization and impairment of intangible assets (€323 million in the first half of 2016, versus €353 million in the first half of 2015) and on restructuring costs and similar items (€210 million in the first half of 2016, versus €134 million in the first half of 2015).

For interim accounting periods, Sanofi applies an estimated effective tax rate to business operating income, in accordance with IAS 34. The effective tax rate based on business net income1 was 24.0% for the first half of 2016, versus 25.0% for the first half of 2015 and 24.0% for 2015 as a whole. The main impacts on this tax rate are the geographical mix of the results from Sanofi entities, the tax effects of the elimination of intragroup margin on inventory, and settlements of recent proceedings involving the tax authorities in various countries.

C.3.16. Share of profit/(loss) of associates and joint ventures

Associates and joint ventures contributed net income of €98 million in the first half of 2016, versus a net expense of €66 million in the comparable period of 2015.

This line item includes our share of the profits and losses of Regeneron (income of €91 million in the first half of 2016, versus an expense of €82 million in the first half of 2015), including the impact of amortization charged against the fair value remeasurement of our share of the acquired intangible assets of Regeneron. It also includes our share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance (€9 million, versus €20 million in the first half of 2015), plus individually immaterial amounts for our share of profits/losses from other associates and joint ventures.

On March 8, 2016, our investment in the Sanofi Pasteur MSD joint venture was reclassified to the line item Assets held for sale or exchange. With effect from that date, we ceased to recognize our share of the profits and losses from this joint venture by the equity method.

[1]

Calculated on the basis of (i) business operating income, minus net financial expenses and before the share of profit/loss of associates and joint ventures and net income attributable to non-controlling interests plus (ii) business operating income for the Animal Health business, minus the net financial expense of that business and before the share of profit/loss of associates and joint ventures and net income attributable to non-controlling interests for that business.

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C.3.17. Net income

Net income excluding the held-for-exchange Animal Health business amounted to €2,000 million in the first half of 2016, versus €2,275 million in the first half of 2015.

In accordance with IFRS 5, the net income or loss of the Animal Health business is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business. The Animal Health business generated net income of €286 million in the first half of 2016 and €109 million in the first half of 2015.

C.3.18. Net income attributable to non-controlling interests

Net income attributable to non-controlling interests for the first half of 2016 amounted to €41 million, compared with €59 million for the first half of 2015. This line item mainly comprises the share of pre-tax profits paid to BMS from territories managed by Sanofi (€44 million, versus €48 million in the first half of 2015).

C.3.19. Net income attributable to equity holders of Sanofi

Net income attributable to equity holders of Sanofi amounted to €2,245 million in the first half of 2016, compared with €2,325 million in the first half of 2015.

In accordance with IFRS 5, the net income or loss of the Animal Health business is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business. The Animal Health business generated net income of €286 million in the first half of 2016 and €109 million in the first half of 2015. In accordance with IFRS 5, no amortization of intangible assets was recognized within this line item in the first half of 2016. In the first half of 2015, this line item included amortization expense of €241 million against intangible assets.

Basic earnings per share (EPS) was €1.74, 2.2% lower than the 2015 first-half figure of €1.78, based on an average number of shares outstanding of 1,287.6 million in the first half of 2016 and 1,307.2 million in the first half of 2015. Diluted EPS was €1.73, versus €1.76 for the first half of 2015, based on a number of shares after dilution of 1,296.6 million in the first half of 2016 and 1,322.0 million in the first half of 2015.

C.3.20. Segment results

Business operating income (refer to the appendix in section F. for a definition) amounted to €4,216 million in the first half of 2016 versus €4,562 million in the first half of 2015, a decrease of 7.6%. It represented 26.5% of net sales, compared with 27.4% in the first half of 2015.

The table below shows business operating income for the six-month periods ended June 30, 2016 and 2015:

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	Change
Pharmaceuticals	4,080	4,449	(8.3)%
Vaccines(a)	175	168	4.2%
Other	(39)	(55)	(29.1)%
Business operating income(b)	4,216	4,562	(7.6)%
Animal Health business operating income(c)	453	402	+12.7%
Total: aggregate basis(d)	4,669	4,964	(5.9)%

(a)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been amended accordingly.

(b)	Business operating income of continuing operations.
(c)

The net income/loss of the Animal Health business is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business, in the consolidated income statement. Until final completion of the transaction, the Animal Health business remains an operating segment of Sanofi within the meaning of IFRS 8.

(d)	Non-GAAP financial measure that includes the Animal Health business.

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The following tables present our segment results and business net income for the first half of 2016, the first half of 2015, and the year ended December 31, 2015:

First half of 2016

(€ million)	Pharmaceuticals	Vaccines	Other	Total Sanofi	Animal Health(a)	Total: aggregate basis(b)
Net sales	14,504	1,422	—	15,926	1,485	17,411
Other revenues	122	188	—	310	18	328
Cost of sales	(4,143)	(827)	—	(4,970)	(488)	(5,458)
Research and development expenses	(2,246)	(268)	—	(2,514)	(89)	(2,603)
Selling and general expenses	(4,261)	(348)	—	(4,609)	(459)	(5,068)
Other operating income and expenses	110	(1)	(39)	70	(14)	56
Share of profit/(loss) of associates and joint ventures	44	9	—	53	—	53
Net income attributable to non-controlling interests	(50)	—	—	(50)	—	(50)
Business operating income	4,080	175	(39)	4,216	453	4,669
Financial income and expenses						(194)
Income tax expense						(1,073)
Business net income						3,402

(a)

The net income/loss of the Animal Health business is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business, in the consolidated income statement. Until final completion of the transaction, the Animal Health business remains an operating segment of Sanofi within the meaning of IFRS 8.

(b)	Non-GAAP financial measure that includes the Animal Health business.

First half of 2015

(€ million)	Pharmaceuticals	Vaccines(a)	Other	Total Sanofi	Animal Health(b)	Total: aggregate basis(c)
Net sales	15,255	1,374	—	16,629	1,349	17,978
Other revenues	129	224	—	353	20	373
Cost of sales	(4,442)	(826)	—	(5,268)	(456)	(5,724)
Research and development expenses	(2,143)	(262)	—	(2,405)	(84)	(2,489)
Selling and general expenses	(4,310)	(344)	—	(4,654)	(432)	(5,086)
Other operating income and expenses	(39)	2	(55)	(92)	5	(87)
Share of profit/(loss) of associates and joint ventures	61	—	—	61	—	61
Net income attributable to non-controlling interests	(62)	—	—	(62)	—	(62)
Business operating income	4,449	168	(55)	4,562	402	4,964
Financial income and expenses						(209)
Income tax expense						(1,189)
Business net income						3,566

(a)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been amended accordingly.

(b)

The net income/loss of the Animal Health business is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business, in the consolidated income statement. Until final completion of the transaction, the Animal Health business remains an operating segment of Sanofi within the meaning of IFRS 8.

(c)	Non-GAAP financial measure that includes the Animal Health business.

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Year ended December 31, 2015

(€ million)	Pharmaceuticals	Vaccines(a)	Other	Total Sanofi	Animal Health(b)	Total: aggregate basis(c)
Net sales	29,799	4,261	—	34,060	2,515	36,575
Other revenues	288	513	—	801	41	842
Cost of sales	(8,788)	(2,131)	—	(10,919)	(885)	(11,804)
Research and development expenses	(4,530)	(552)	—	(5,082)	(177)	(5,259)
Selling and general expenses	(8,656)	(726)	—	(9,382)	(865)	(10,247)
Other operating income and expenses	(121)	27	(114)	(208)	5	(203)
Share of profit/(loss) of associates and joint ventures	146	23	—	169	1	170
Net income attributable to non-controlling interests	(125)	(1)	—	(126)	—	(126)
Business operating income	8,013	1,414	(114)	9,313	635	9,948
Financial income and expenses						(390)
Income tax expense						(2,187)
Business net income						7,371

(a)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been amended accordingly.

(b)

The net income/loss of the Animal Health business is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business, in the consolidated income statement. Until final completion of the transaction, the Animal Health business remains an operating segment of Sanofi within the meaning of IFRS 8.

(c)	Non-GAAP financial measure that includes the Animal Health business.

The tables below provide an analysis of business operating income for the Pharmaceuticals, Vaccines and Animal Health segments.

Pharmaceuticals segment first-half business operating income, 2016 and 2015

(€ million)	June 30, 2016 (6 months)	as % of net sales	June 30, 2015 (6 months)	as % of net sales	Change 2016/2015
Net sales	14,504	100.0%	15,255	100.0%	(4.9)%
Other revenues	122	0.8%	129	0.8%	(5.4)%
Cost of sales	(4,143)	(28.6)%	(4,442)	(29.1)%	(6.7)%
Gross profit	10,483	72.3%	10,942	71.7%	(4.2)%
Research and development expenses	(2,246)	(15.5)%	(2,143)	(14.0)%	4.8%
Selling and general expenses	(4,261)	(29.4)%	(4,310)	(28.3)%	(1.1)%
Other operating income and expenses	110		(39)
Share of profit/(loss) of associates and joint ventures	44		61
Net income attributable to non-controlling interests	(50)		(62)
Business operating income	4,080	28.1%	4,449	29.2%	(8.3)%

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Vaccines segment first-half business operating income, 2016 and 2015

(€ million)	June 30, 2016 (6 months)	as % of net sales	June 30, 2015 (6 months)(a)	as % of net sales	Change 2016/2015
Net sales	1,422	100%	1,374	100.0%	3.5%
Other revenues	188	13.2%	224	16.3%	(16.1)%
Cost of sales	(827)	(58.2)%	(826)	(60.1)%	0.1%
Gross profit	783	55.1%	772	56.2%	1.4%
Research and development expenses	(268)	(18.8)%	(262)	(19.1)%	2.3%
Selling and general expenses	(348)	(24.5)%	(344)	(25.0)%	1.2%
Other operating income and expenses	(1)		2
Share of profit/(loss) of associates and joint ventures	9		—
Net income attributable to non-controlling interests	—		—
Business operating income	175	12.3%	168	12.2%	4.2%

(a)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been amended accordingly.

Animal Health segment first-half business operating income, 2016 and 2015

(€ million)	June 30, 2016 (6 months)	as % of net sales	June 30, 2015 (6 months)	as % of net sales	Change 2016/2015
Net sales	1,485	100.0%	1,349	100.0%	10.1%
Other revenues	18	1.2%	20	1.5%	(10.0)%
Cost of sales	(488)	(32.9)%	(456)	(33.8)%	7.0%
Gross profit	1,015	68.4%	913	67.7%	11.2%
Research and development expenses	(89)	(6.0)%	(84)	(6.2)%	6.0%
Selling and general expenses	(459)	(30.9)%	(432)	(32.0)%	6.3%
Other operating income and expenses	(14)		5
Share of profit/(loss) of associates and joint ventures	—		—
Net income attributable to non-controlling interests	—		—
Business operating income	453	30.5%	402	29.8%	12.7%

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C.4. CONSOLIDATED STATEMENTS OF CASH FLOWS

Summarized consolidated statements of cash flows

(€ million)	June 30, 2016 (6 months)(a)	June 30, 2015 (6 months) (a)	December 31, 2015 (12 months) (a)
Net cash provided by/(used in) operating activities excluding the held-for-exchange Animal Health business	2,393	3,113	8,290
Net cash provided by/(used in) investing activities excluding the held-for-exchange Animal Health business	(1,414)	(849)	(3,011)
Net cash provided by/(used in) financing activities excluding the held-for-exchange Animal Health business	(4,094)	(5,083)	(3,578)
Impact of exchange rates on cash and cash equivalents	(103)	42	(232)
Net change in cash and cash equivalents excluding the Animal Health business	(3,218)	(2,777)	1,469
Net cash provided by/(used in) operating activities of the held-for-exchange Animal Health business	211	292	630
Net cash provided by/(used in) investing activities of the held-for-exchange Animal Health business	(56)	(178)	(246)
Net cash provided by/(used in) financing activities of the held-for-exchange Animal Health business	(9)	23	(23)
Net change in cash and cash equivalents of the Animal Health business	146	137	361
Impact on cash and cash equivalents of the reclassification of the Animal Health business to “Assets held for sale or exchange”	—	—	(23)
Net change in cash and cash equivalents	(3,072)	(2,640)	1,807

(a)	Cash flows of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).

Net cash provided by operating activities excluding the held-for-exchange Animal Health business amounted to €2,393 million in the first half of 2016, versus €3,113 million in the first half of 2015.

Operating cash flow before changes in working capital (excluding the net income/loss of the held-for-exchange Animal Health business) was €2,849 million in the first half of 2016, versus €3,319 million in the first half of 2015. Working capital requirements rose by €456 million in the first half of 2016, as opposed to an rise of €206 million in the first half of 2015, mainly as a result of an increase in inventories.

Net cash used in investing activities excluding the held-for-exchange Animal Health business amounted to €1,414 million in the first half of 2016, versus €849 million in the first half of 2015.

Acquisitions of property, plant and equipment and intangible assets totaled €1,200 million, versus €771 million in the first half of 2015. The main items were investments in industrial and research facilities (€638 million, versus €560 million in the first half of 2015) and contractual payments for intangible rights, mainly under license and collaboration agreements (€507 million, versus €153 million in the first half of 2015).

Acquisitions of investments during the first half of 2016 totaled €468 million, net of cash acquired and after including assumed liabilities and commitments; this compares with €160 million in the first half of 2015. The main items in the first half of 2016 were the acquisition of additional shares in Regeneron (€115 million) and an equity injection into DM LLC, the joint venture with Verily (€165 million).

After-tax proceeds from disposals amounted to €264 million in the first half of 2016, and arose mainly from the sale of the equity interest in Nichi-Iko Pharmaceutical Co., Inc. and the sale of product rights relating to Oenobiol®. In the first half of 2015, after-tax proceeds from disposals totaled €92 million, and arose on the divestment of various financial assets and product rights.

Net cash used in financing activities excluding the held-for-exchange Animal Health business amounted to €4,094 million in the first half of 2016, versus €5,083 million in the first half of 2015. The 2016 first-half figure includes net external debt finance raised (i.e. net change in short-term and long-term debt) of €1,061 million; this compares with net external debt finance repaid of €596 million in the first half of 2015. It also includes the effect of changes in our share capital (repurchases of own shares, net of capital increases), amounting to €1,387 million (versus €782 million in the first half of 2015), and the dividend payout to our shareholders of €3,759 million (versus €3,694 million in the first half of 2015).

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The net change in cash and cash equivalents in the balance sheet (excluding the held-for-exchange Animal Health business) was a decrease of €3,218 million in the first half of 2016, against a decrease of €2,777 million in the first half of 2015.

The held-for-exchange Animal Health business generated net cash inflows of €146 million in the first half of 2016 and €137 million in the first half of 2015.

The net change in cash and cash equivalents in the balance sheet in the first half of 2016 was a decrease of €3,072 million, compared with a decrease of €2,640 million in the first half of 2015.

C.5. CONSOLIDATED BALANCE SHEET

Total assets were €99,113 million as of June 30, 2016, versus €102,321 million as of December 31, 2015, a decrease of €3,208 million.

Debt, net of cash and cash equivalents as of June 30, 2016 was €11,012 million, compared with €7,254 million as of December 31, 2015. We define “debt, net of cash and cash equivalents” as (i) the sum total of short term debt, long term debt, and interest rate derivatives and currency derivatives used to hedge debt, minus (ii) the sum total of cash and cash equivalents and interest rate derivatives and currency derivatives used to hedge cash and cash equivalents. The gearing ratio (a non-GAAP financial measure that we define as the ratio of debt, net of cash and cash equivalents, to total equity) rose from 12.5% as of December 31, 2015 to 20.3% as of June 30, 2016. Analyses of our debt as of June 30, 2016 and December 31, 2015 are provided in Note B.9. to the condensed half-year consolidated financial statements.

We expect that the future cash flows generated by our operating activities will be sufficient to repay our debt.

The financing arrangements in place as of June 30, 2016 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.

Other key movements in the balance sheet are described below.

Total equity was €54,347 million as of June 30, 2016, versus €58,210 million as of December 31, 2015. The year-on-year change reflects the following principal factors:

•	a reduction arising from the dividend payout to our shareholders in respect of the 2015 financial year (€3,759 million);

•	a reduction of €671 million reflecting actuarial losses arising on pensions and other post-employment benefits and recognized through equity;

•	an increase of €2,286 million representing net income for the first half of 2016.

As of June 30, 2016, Sanofi held 0.1 million of its own shares, representing 0.01% of the share capital, and recorded as a deduction from equity.

Goodwill and Other intangible assets (€50,514 million in total) were €1,069 million lower than a year earlier, mainly due to the amortization charge of €877 million.

Deferred taxes represented a net asset of €2,618 million, versus €1,819 million a year earlier. This increase of €799 million was mainly due to reversals of deferred tax liabilities on the remeasurement of acquired intangible assets (€352 million), tax losses available for carry-forward (€91 million), and movements in provisions for pensions and other post-employment benefits (€296 million reduction in deferred tax assets).

Provisions and other non-current liabilities (€9,895 million) rose by €726 million, mainly as a result of movements in actuarial gains and losses on defined-benefit pension plans (increase of €924 million).

Liabilities related to business combinations and to non-controlling interests decreased by €14 million to €1,237 million. The main reason for changes in this item is the impact of contingent consideration payable to Bayer as a result of an acquisition made by Genzyme prior to the latter’s acquisition by Sanofi.

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D/ Risk factors and related party transactions

D.1. RISK FACTORS

The risk factors to which Sanofi is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on March 4, 2016. The nature of these risks has not significantly changed during the first half of 2016. These risks may materialize during the second half of 2016 or during subsequent periods.

D.2. RELATED PARTY TRANSACTIONS

Our principal related parties are defined in Note D.33. to the consolidated financial statements included at item 18 of our Annual Report on Form 20-F for the year ended December 31, 2015 (page F-95)1.

Note B.5. to the condensed half-year consolidated financial statements provides a description of the principal transactions and balances for the six months ended June 30, 2016 with associates and joint ventures that qualify as related parties.

Sanofi did not enter into any transactions with key management personnel during the first half of 2016.

Financial relations with our principal shareholders fall within the ordinary course of business and were immaterial in the first half of 2016.

E/ Outlook

We expect 2016 full-year business earnings per share2 to be broadly stable relative to 2015 at constant exchange rates barring major unforeseen adverse events. If exchange rates for the final two quarters were to be identical to the average rates for June 2016, we estimate that this would have a negative effect in the region of 4% on 2016 full-year business earnings per share.

Full-year business net income3 for 2015 was €7,371 million, giving business earnings per share of €5.64.

This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information. It draws upon assumptions defined by Sanofi and its subsidiaries, in particular regarding the following factors:

•	growth in the national markets in which we operate;

•	healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceutical industry;

•	developments in the competitive environment, in terms of innovative products and the introduction of generics;

•	respect by others for our intellectual property rights;

•	progress on our research and development programs;

•	the impact of our operating cost control policy, and trends in our operating costs;

•	trends in exchange rates and interest rates; and

•	the average number of shares outstanding.

Some of the information, assumptions and estimates concerned are derived from or based, in whole or in part, on judgments and decisions made by Sanofi management that may be liable to change or adjustment in future.

[1]	This report is available on our corporate website: www.sanofi.com.
[2]	Refer to the appendix in section F for a definition.
[3]	Refer to the appendix in section F for a definition.

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Forward-looking statements

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis including post marketing, decisions by regulatory authorities such as the FDA or the EMA regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and current and future intellectual property litigation and the outcome thereof, trends in exchange rates and prevailing interest rates, the instability of economic conditions, the impact of cost containment initiatives and subsequent changes thereto, and the average number of shares outstanding, as well as those discussed or identified in the public filings with the Securities and Exchange Commission (SEC) and the Autorité des marchés financiers (AMF) made by Sanofi, including those listed under “Risk Factors”1 and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. For an update on litigation, refer to Note B.14. “Legal and arbitration proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2016, and to section “A.4.2. Legal and arbitration proceedings” and section “D. Risk factors and related party transactions” on pages 47 and 77 respectively of the half-year management report.

Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

[1]	See pages 4 to 17 of our 2015 Annual Report on Form 20-F; this report is available on www.sanofi.com..

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F/ Appendix – Definition of Financial Indicators

F.1. Aggregate net sales, net sales on a constant structure basis and net sales at constant exchange rates

F.1.1 Aggregate net sales

Following the announcement of exclusive negotiations with Boehringer Ingelheim regarding the divestment of our Animal Health business (Merial), the net profit or loss of that business is now presented in a separate line item in the consolidated income statement, Net income/(loss) of the held-for-exchange Animal Health business, in accordance with IFRS 5. Consequently, the net sales reported in the consolidated income statement no longer include the net sales of the Animal Health business.

Until final completion of the transaction, expected in the fourth quarter of 2016, we will continue to monitor and report the performance of the Animal Health business (which remains an operating segment within the meaning of IFRS 8). In our analysis of our financial performance for the first half of 2016 we discuss our aggregate net sales, which combines our net sales as reported in the consolidated income statement with the net sales of the Animal Health business. Aggregate net sales is a non-GAAP financial measure, and is presented in the table below.

F.1.2. Net sales at constant exchange rates

When we refer to changes in our net sales or our aggregate net sales “at constant exchange rates” (or “CER”), we exclude the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.

Reconciliation of 2016 first-half reported net sales to net sales at constant exchange rates

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)(b)	Change
Reported net sales(a)	15,926	16,629	(4.2)%
Effect of exchange rates	568
Net sales at constant exchange rates	16,494	16,629	(0.8)%

Reconciliation of 2016 first-half net sales to aggregate net sales at constant exchange rates

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	Change
Net sales(a)	15,926	16,629	(4.2)%
Net sales of the Animal Health business(b)	1,485	1,349	10.1%
Aggregate net sales	17,411	17,978	(3.2)%
Effect of exchange rates	610
Aggregate net sales at constant exchange rates	18,021	17,978	0.2%

(a)	In accordance with the presentation requirements of IFRS 5, the consolidated income statement line item Net sales does not include the net sales of the Animal Health business.
(b)	Presented in a separate line item in the consolidated income statement, Net income/(loss) of the held-for-exchange Animal Health business, in accordance with IFRS 5.

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F.1.3. Net sales on a constant structure basis

When we refer to changes in our net sales “on a constant structure basis”, we eliminate the effect of changes in structure by restating the net sales for the previous period as follows:

•

by including sales generated by entities or product rights acquired in the current period for a portion of the previous period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales for a portion of the previous period when we have sold an entity or rights to a product in the current period;

•	for a change in consolidation method, by recalculating the previous period on the basis of the method used for the current period.

F.2. Business income

F.2.1. Business operating income

We report segment results on the basis of “Business Operating Income”. This indicator, adopted in compliance with IFRS 8, is used internally to measure the performance of operating segments and to allocate resources. “Business Operating Income” is derived from Operating income, adjusted as follows:

•

the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) are eliminated;

•	the share of profits/losses of associates and joint ventures is added;

•	net income attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated; and

•	restructuring costs relating to associates and joint ventures are eliminated.

F.2.2. Business net income

“Business net income” is a non-GAAP financial measure that we define as Net income attributable to equity holders of Sanofi determined under IFRS, excluding:

•	amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature);

•	fair value remeasurement of contingent consideration liabilities;

•	other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures);

•	restructuring costs and similar expenses[1];

•	other gains and losses (including gains and losses on major disposals of non-current assets)[1];

•	costs and provisions related to litigation[1];

•	the tax effects related to the items listed above, and the effects of major tax disputes;

[1]	Reported in the line items Restructuring costs and similar items and Other gains and losses, and litigation in the consolidated income statement.

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•	the 3% tax contribution on the distribution of dividends to equity holders of Sanofi;

•	items related to the Animal Health business that are not included in “Business net income”[1];

•	other items relating to the Sanofi Pasteur MSD joint venture[2]; and

•	the portion attributable to non-controlling interests of the items listed above.

We also report “business earnings per share” (“business EPS”), a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.

[1]

Comprising (i) depreciation and impairment charged against property, plant and equipment from the date of application of IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations) and included in business net income; (ii) amortization and impairment charged against intangible assets until the IFRS 5 application date; (iii) costs directly related to the exchange transaction; and (iv) tax effects of the above items.

[2]

Includes (i) elimination of our share of the business net income of Sanofi Pasteur MSD from the date when Sanofi and Merck announced their intention to end their joint venture and (ii) an income tax charge arising from the taxable temporary difference relating to the investment in the joint venture.

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G/ Appendix – Research and Development Pipeline

Registration

N
lixisenatide GLP-1 agonist Type 2 diabetes, U.S.	Dengvaxia®[1] Mild-to-severe dengue fever vaccine
N
LixiLan Fixed-Ratio insulin glargine+lixisenatide Type 2 diabetes, U.S., EU	PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccine, U.S.
N
sarilumab Anti-IL6R mAb Rheumatoid arthritis, U.S, EU	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (3 years+)

Phase III

N
SAR342434 insulin lispro Type 1+2 diabetes	Clostridium difficile Toxoid vaccine
N
sotagliflozin Oral SGLT-1&2 inhibitor Type 1 diabetes	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (6-35 months)
N
dupilumab Anti-IL4Ra mAb Atopic dermatitis, Asthma	Pediatric pentavalent vaccine DTP-Polio-Hib Japan
N
patisiran (ALN-TTR02) siRNA inhibitor targeting TTR Familial amyloidotic polyneuropathy	Men Quad TT 2nd generation meningococcal ACYW conjugate vaccine
N
revusiran (ALN-TTRsc) siRNA inhibitor targeting TTR Familial amyloidotic cardiomyopathy

N : New Molecular Entity

[1]	Approved in Brazil, Mexico, the Philippines, El Salvador and Costa Rica

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Phase II

N
dupilumab Anti-IL4Ra mAb Nasal polyposis; Eosinophilic oesophagitis	isatuximab Anti-CD38 naked mAb Multiple myeloma	Rabies VRVg Purified vero rabies vaccine
N	N
SAR156597 IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis	SAR439684 PD-1 inhibitor Advanced CSCC (Skin cancer)	Tuberculosis Recombinant subunit vaccine
N	N
SAR100842 LPA1 receptor antagonist Systemic sclerosis	olipudase alfa rhASM Deficiency Niemann-Pick type B	Fluzone® QIV HD Quadrivalent inactivated influenza vaccine – High dose
N
sotagliflozin Oral SGLT-1&2 inhibitor Type 2 diabetes	GZ402671 Oral GCS inhibitor Fabry Disease
N	N
efpeglenatide Long-acting GLP-1 receptor agonist Type 2 diabetes	SAR422459 ABCA4 gene therapy Stargardt disease
N
sarilumab Anti-IL6R mAb Uveitis	Combination ferroquine / OZ439 Antimalarial

Phase I

N	N	N
GZ402668 GLD52 (anti-CD52 mAb) Relapsing multiple sclerosis	SAR566658 Maytansin-loaded anti-CA6 mAb Solid tumors	SAR228810 Anti-protofibrillar AB mAb Alzheimer’s disease
N	N	N
GZ389988 TRKA antagonist Osteoarthritis	SAR408701 Maytansin-loaded anti-CEACAM5 mAb Solid tumors	SAR439152 Myosin inhibitor Hypertrophic cardiomyopathy
N	N	N
SAR425899 GLP-1R/GCGR dual agonist Type 2 diabetes	SAR428926 Maytansin-loaded anti-LAMP1 mAb Cancer	SAR407899 rho kinase Microvascular angina
N	N	N
SAR438335 GLP-1R/GIPR dual agonist Type 2 diabetes	GZ402666 neo GAA Pompe Disease	SAR366234 EP2 receptor agonist Elevated intraocular pressure
N	N
SAR440067 (LAPS Insulin 115) Long acting insulin analog Type 2 diabetes	SAR339375 Anti-miR21 RNA Alport syndrome	Streptococcus pneumonia Meningitis & pneumonia vaccine
N
	fitusiran (ALN-AT3) siRNA targeting Anti-Thrombin Hemophilia	Herpes Simplex Virus Type 2 HSV-2 vaccine
N
UshStat® Myosin 7A gene therapy Usher syndrome 1B

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